Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2025 RESULTS – RECORD QUARTERLY AND ANNUAL FREE CASH FLOW; 2025 PRODUCTION GUIDANCE ACHIEVED; TOTAL 2025 SHAREHOLDER RETURNS OF $1.4 BILLION; DIVIDEND INCREASED BY 12.5%; UPDATED THREE-YEAR GUIDANCE

Toronto (February 12, 2026) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported financial and operating results for the fourth quarter and full year 2025, as well as future operating guidance.

“In 2025, we delivered on our commitments, generating record free cash flow and shareholder returns. We’ve also updated our three‑year outlook which reflects stable production at peer‑leading costs,” said Ammar Al-Joundi, Agnico Eagle’s President and Chief Executive Officer. “Agnico Eagle has never been better positioned, with the strongest balance sheet in our history, an exploration program that is creating tremendous value and a pipeline of organic projects that will drive strong production growth over the next decade. What excites me most is the depth and quality of our growth pipeline, which has the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the early 2030s. These expansion and growth projects offer exceptional returns at current gold prices, and we are assessing opportunities to advance them more quickly. As we build our project pipeline and sustain our exploration momentum, we are well positioned to drive our next phase of growth.”

Fourth quarter and full year 2025 highlights and the Company’s short to medium‑term outlook are set out below.

1)Record 2025 Financial Results Driven by Strong Operations, Resulting in a StrengthenedBalance Sheet and Record Shareholder Returns

•

Annual production guidance achieved with solid cost performance despite higher royalties from higher gold prices – Payable gold production[1] in 2025 was 3,447,367 ounces, above the midpoint of the 2025 guidance range, at production costs per ounce of $965.

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Total cash costs per ounce2 of $979 and all-in sustaining costs (“AISC”) per ounce2 of $1,339 were slightly above the top end of 2025 guidance, primarily due to higher royalty costs (approximately $42 per ounce) driven by an average realized gold price of $3,453 per ounce, well above the Company’s assumption of $2,500. Under the Company’s revised composition of total cash costs per ounce and AISC per ounce, these measures were $953 and $1,313, respectively, in 20252

•

Record annual free cash flow driven by consistent and reliable operational performance – Cash provided by operating activities for the full year 2025 was a record of $6,817 million or $13.58 per share and free cash flow[3] was a record of $4,399 million or $8.76 per share. The Company’s continued focus on operational efficiencies resulted in several annual throughput and mining rate records during the year

•

Solid quarterly performance, with record quarterly adjusted net income and free cash flow generation – Payable gold production in the fourth quarter of 2025 was 840,608 ounces at production costs per ounce of $1,113, total cash costs per ounce of $1,089 and AISC per ounce of $1,517. The higher realized gold price of $4,163 per ounce in the fourth quarter resulted in strong margins and cash flows, while increasing royalty costs. The Company reported quarterly net income of $1,523 million or $3.04 per share and record adjusted net income[3] of $1,351 million or $2.70 per share. The Company generated cash provided by operating activities of $2,112 million or $4.22 per share and record free cash flow of $1,310 million or $2.62 per share

•

Financial position further strengthened through increased cash balances, providing a solid foundation for the next phase of growth – The Company increased its net cash[3] position to $2,670 million as at December 31, 2025 as a result of the increase in its cash balance by $511 million to $2,866 million during the quarter and total debt outstanding as at December 31, 2025 of $196 million

•	Record shareholder returns of $1.4 billion in 2025 through dividend and share repurchase programs
◦

Under its normal course issuer bid (“NCIB”), the Company repurchased 1,784,038 common shares at an average share price of $168.11 for aggregate purchases of $300 million during the quarter, and 4,114,150 common shares at an average share price of $145.76 for aggregate purchases of $600 million in 2025

◦	Quarterly dividend of $0.40 per share paid in the quarter, with total dividend payments of $803 million paid in 2025
•

Quarterly dividend increased by 12.5% and expected renewal of NCIB – A quarterly dividend of $0.45 per share has been declared, reflecting the strength of the business and higher gold price environment. Additionally, at current gold prices, the Company expects to remain active on its share repurchase program. The Company intends to seek approval from the TSX to renew the NCIB for another year in May 2026 on substantially the same terms; but intends to increase its internal limit on purchases under the NCIB to $2 billion of common shares. Additional details will be provided at the time of the renewal

2 Total cash costs per ounce and all-in sustaining costs per ounce (or AISC per ounce) are non-GAAP measures that are not standardized financial measures under IFRS® Accounting Standards. For periods commencing on or after January 1, 2026, the Company has revised the composition of these measures to adjust for costs related to certain payments to Nunavut Tunngavik Inc. at Meadowbank, for consistency and comparability at the Nunavut operations. These revisions only affect such measures insofar as results from Meadowbank are included (that is, for Meadowbank, the Nunavut region and the consolidated Company). In this news release, unless otherwise specified, these non-GAAP measures are reported on (a) a per ounce of gold production basis, (b) a by-product basis, and (c) using the composition for the applicable period (that is, (i) periods ending on or before December 31, 2025, or (ii) periods commencing on or after January 1, 2026). For reconciliations of each of these non-GAAP measures to production costs on both a by-product and a co-product basis, a description of their composition and usefulness and a discussion of revisions that have been made by the Company to the composition of this measure for periods on or after January 1, 2026, see “Note Regarding Certain Measures of Performance” below.

3 Cash provided by operating activities before changes in non-cash components of working capital, free cash flow and free cash flow before changes in non-cash components of working capital, adjusted net income, net cash (debt) (also referred to as “net debt”) and, where applicable, their related per share measures are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see “Note Regarding Certain Measures of Performance” below.

2)	Strong Momentum Continuing Into 2026, Supported by a Stable Three‑Year Production Outlook at Peer‑Leading Costs, Record Mineral Reserves and a Substantial Increase in Mineral Resources
●	Three-year production guidance reflects stable production – Payable gold production is forecast to remain stable at approximately 3.3 to 3.5 million ounces annually from 2026 to 2028. Both 2026 and 2027 gold production guidance is consistent with the prior three-year guidance issued on February 13, 2025 (“Previous Guidance”). The outlook for 2028 has improved, supported by the extension of production at Meadowbank through 2030 and potentially beyond, as well as contributions from East Gouldie at Canadian Malartic, Fosterville and Kittila, which are expected to offset a temporary lower gold grade sequence anticipated at Detour Lake
●	Peer-leading total cash costs and AISC – Total cash costs per ounce and AISC per ounce are forecast to be in the range of $1,020 to $1,120 and $1,400 to $1,550, respectively, in 2026. The midpoints of these ranges represent an approximate 12% increase (or $117 per ounce and $157 per ounce, respectively) compared to 2025, with approximately 60% of the increase reflecting higher royalty costs and a strong Canadian dollar, and 40% of the increase reflecting cost inflation of approximately 4% and the mining sequence
●	Investment in pipeline projects to support future production growth – Capital expenditures[4] in 2025 (excluding capitalized exploration) were $2.1 billion and are expected to be between $2.2 billion and $2.4 billion in 2026. Capitalized exploration in 2025 was $318 million and is forecast to be between $290 million and $330 million in 2026. The anticipated increase reflects additional investment to further advance the construction and ramp-up of the project pipeline, including at Detour Lake underground and Upper Beaver. Total expected development capital expenditures for 2026 include an initial $102 million related to Hope Bay, which could be supplemented by between $300 million and $350 million for the reminder of the year in the event the potential construction announcement expected, in the second quarter of 2026, is made
●	Record gold mineral reserves – Year-end 2025 gold mineral reserves increased by 2.1% to a record of 55.4 million ounces of gold (1,330 million tonnes grading 1.30 grams per tonne (“g/t”) gold). The year-over-year increase in mineral reserves is attributable to strong mineral reserve replacement from operating mines and the initial declaration of mineral reserves at Marban following the acquisition of O3 Mining. For further details, see the Company’s exploration news release dated February 12, 2026
●	Record mineral resources support growth pipeline and potential mine life extensions – At year-end 2025, measured and indicated mineral resources increased by 9.6% to a record of 47.1 million ounces (1,200 million tonnes grading 1.22 g/t gold) and inferred mineral resources increased by 15.5% to a record of 41.8 million ounces (522 million tonnes grading 2.49 g/t gold), primarily due to exploration drilling success at East Gouldie, Hope Bay, Detour Lake and Meliadine. For further details, see the Company’s exploration news release dated February 12, 2026
3)	Well Positioned for the Next Phase of Growth, Supported by a High‑Quality Project Pipeline with Potential to Increase Annual Gold Production by 20-30% Over the Next Decade
●	Advancing expansion and growth projects with the potential to deliver between 1.3 to 1.5 Moz of gold production, with initial step-up expected in 2030, which could result in a net addition of 0.7 to 1.0 Moz over the next decade – The Company is advancing a disciplined, phased development strategy that supports a path to increase annual gold production by 20-30% over the next decade, with the potential to exceed 4.0 million ounces in the early 2030s, while maintaining a strong focus on safety, exploration success, operational excellence and generating attractive returns for shareholders. The Company believes this strategy carries low execution and jurisdictional risk, as it is anchored in the expansions of world-class assets at Canadian Malartic and Detour Lake, as well as new mines in regions where the Company operates and has technical expertise, established community relationships, existing infrastructure and established supply chains, supporting compelling, risk-adjusted returns

4 Capital expenditures, sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a discussion of the composition and usefulness of these non-GAAP measures and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see “Note Regarding Certain Measures of Performance” below.

◦

Canadian Malartic, expansion to one million ounces of annual gold production – Drilling continued to expand the mineral reserve and mineral resource base, supporting the potential for a meaningful extension of the mine life at Odyssey and providing a strong foundation for a larger production profile. The transition to underground mining continues to advance ahead of schedule, with production from East Gouldie now expected to begin from the ramp in the first quarter of 2026 and from the shaft in the second quarter of 2027. The Company is evaluating the potential for a second shaft and additional satellite deposits, which may position Canadian Malartic to potentially ramp-up to approximately one million ounces of annual gold production beginning in 2033[5]

◦

Detour Lake, expansion to one million ounces of annual gold production – Drilling continued to expand underground mineral resources and reinforce confidence in the geological model. With the exploration ramp advancing on schedule, the Company has allocated additional capital to accelerate construction of service and operational facilities, procure mobile equipment to support a faster development pace and advance work on the conveyor‑ramp portal and associated ramp development[5]

◦

Upper Beaver, unlocking potential in the Kirkland Lake camp – Development activities continued to advance ahead of schedule. The headframe and hoist room were commissioned during the year, and shaft sinking began with the first blast completed in early November, reaching a depth of 155 metres by year‑end 2025. Based on strong execution to date, the Company has allocated additional capital to accelerate site‑readiness for construction and extend the exploration ramp to a depth of 400 metres

◦

Hope Bay, path to develop next large gold mine in Nunavut – Drilling continued to expand and upgrade mineral resources at Patch 7, confirming its potential to serve as a third mining front alongside Doris and Madrid in support of the planned redevelopment of Hope Bay. A technical evaluation is underway that contemplates an operation similar in scale to the Company’s Meliadine mine in Nunavut, with anticipated annual gold production of 400,000 to 425,000 ounces[5]. The Company expects to provide a project update, including a potential construction decision, in the second quarter of 2026

◦

San Nicolás, potential for base metal production in Mexico – Minas de San Nicolás continued to advance the feasibility study and execution strategy, targeting completion of 50% of the engineering by mid-year 2026. Drilling activities progressed with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area

●	Several initiatives underway to enhance near-term gold production profile – The Company is advancing plans to increase mining and processing rates at Macassa to 2,150 tonnes per day (“tpd”) and at Fosterville to 3,300 tpd over the next three years, with both initiatives factored into the 2026 guidance. Additionally, the Company is advancing other optimization initiatives, including the potential to further extend operations at Meadowbank beyond 2030 through an underground‑only mine plan and the ongoing deployment of automation and technology upgrades across the Company’s operations to support productivity gains
●	Assessing additional portfolio optionality in high gold price environment – The Company has a number of higher potential portfolio projects (Hammond Reef, Timmins East and Northern Territory) that are being re-evaluated in light of the high gold price environment. These projects are located in safe jurisdictions, where the Company currently operates and, in some cases, in close proximity to existing mining infrastructure and have the potential to provide additional production growth

5 The forecast parameters were based on an internal evaluation which is preliminary in nature and includes inferred mineral resource. For a description see “Notes to Investors Regarding Certain Project Evaluations” below.

Fourth Quarter and Full Year 2025 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, February 13, 2026, at 11:00 AM (E.S.T.) to discuss the Company’s financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company’s website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 437.900.0527 or toll-free 1.888.510.2154 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 38514#. The conference call replay will expire on March 13, 2026.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Fourth Quarter and Full Year 2025 Production and Costs

Production and Cost Results Summary

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Gold production* (ounces)	840,608	847,401	3,447,367	3,485,336
Gold sales (ounces)**	842,556	824,902	3,400,919	3,434,094
Production costs per ounce	$1,113	$881	$965	$885
Total cash costs per ounce	$1,089	$923	$979	$903
AISC per ounce	$1,517	$1,316	$1,339	$1,239

*

Gold production for the three months ended December 31, 2025 excludes payable gold production at La India and Creston Mascota of 925 and 70 ounces, respectively, which were produced from residual leaching and 7,026 ounces of gold recovered at Hope Bay. Gold production for the full year 2025 excludes payable gold production at La India and Creston Mascota of 4,539 and 323 ounces, respectively, and 9,468 ounces of gold recovered at Hope Bay.

**

Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the full year 2025, 2,500 ounces of gold sales are excluded at La India.

Gold Production

●	Fourth Quarter of 2025 – Gold production decreased when compared to the prior-year period primarily due to lower production from Macassa (lower grade and throughput) and LaRonde (lower throughput), partially offset by higher production from Detour Lake (higher grade) and Canadian Malartic (higher grade and throughput)
●	Full Year 2025 – Gold production decreased when compared to the prior year primarily due to lower production from Fosterville (lower grade and throughput) and La India (end of mine life), partially offset by higher production from Macassa and LaRonde (higher grades)

Production Costs per Ounce

●	Fourth Quarter of 2025 – Production costs per ounce increased when compared to the prior-year period primarily due to higher royalty costs resulting from higher gold prices
●	Full Year 2025 – Production costs per ounce increased when compared to the prior year primarily due to higher royalty costs resulting from higher gold prices and lower production, partially offset by the benefit of the weaker Canadian dollar

Total Cash Costs per Ounce

●	Fourth Quarter and Full Year 2025 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce in each respective period

AISC per Ounce

●	Fourth Quarter of 2025 – AISC per ounce increased when compared to the prior-year period due to the reasons described above for the increase in total cash costs per ounce and higher sustaining capital expenditures, primarily at Meadowbank and LaRonde, partially offset by lower general and administrative expenses
●	Full Year 2025 – AISC per ounce increased when compared to the prior year due to the reasons described above for the increase in total cash costs per ounce, higher sustaining capital expenditures, primarily at Meadowbank and Fosterville, and higher general and administrative expenses

Refer to the Company’s Management Discussion and Analysis for the fourth quarter of 2025 (the “MD&A”) under the caption “Financial and Operating Results” for additional variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Fourth Quarter and Full Year 2025 Financial Results

Financial Results Summary

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Realized gold price (per ounce)[6]	$4,163	$2,660	$3,454	$2,384
Net income (millions)	$1,523	$509	$4,461	$1,896
Adjusted net income (millions)	$1,351	$632	$4,169	$2,118
EBITDA (millions)[7]	$2,756	$1,198	$8,440	$4,462
Adjusted EBITDA (millions)[7]	$2,509	$1,332	$8,090	$4,694
Cash provided by operating activities (millions)	$2,112	$1,132	$6,817	$3,961
Cash provided by operating activities before changes in non-cash working capital balances (millions)	$1,810	$1,090	$6,013	$3,881
Capital expenditures (millions)[8]	$790	$576	$2,391	$1,841
Free cash flow (millions)	$1,310	$570	$4,399	$2,143
Free cash flow before changes in non-cash working capital balances (millions)	$1,009	$528	$3,595	$2,063

Net income per share (basic)	$3.04	$1.02	$8.89	$3.79
Adjusted net income per share (basic)	$2.70	$1.26	$8.31	$4.24
Cash provided by operating activities per share (basic)	$4.22	$2.26	$13.58	$7.92
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$3.61	$2.17	$11.98	$7.76
Free cash flow per share (basic)	$2.62	$1.14	$8.76	$4.29
Free cash flow before changes in non-cash working capital balances per share (basic)	$2.01	$1.05	$7.16	$4.13

Net Income

●	Fourth Quarter of 2025
◦

Net income increased when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices and an impairment reversal (net of tax) of $156 million related to Macassa, partially offset by higher income and mining taxes

◦

Net income of $1,523 million ($3.04 per share) includes the following items (net of tax): Macassa impairment reversal of $156 million ($0.31 per share), net gains on derivative financial instruments of $40 million ($0.08 per share), net asset disposal losses of $17 million ($0.03 per share), reclamation adjustments of $14 million ($0.03 per share) and foreign exchange gains of $7 million ($0.01 per share). Excluding these items results in adjusted net income of $1,351 million or $2.70 per share

●	Full Year 2025 – Net income increased when compared to the prior year primarily due to record operating margins resulting from higher realized gold prices, gains on derivative financial instruments (compared to losses in the prior year) and an impairment reversal at Macassa, partially offset by higher income and mining taxes, higher royalty costs from higher gold prices and higher amortization of property, plant and mine development

6 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

7 “EBITDA” means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see “Note Regarding Certain Measures of Performance” below.

8 Includes capitalized exploration.

Macassa Impairment Reversal

In 2023, an impairment loss relating to the Macassa mine was incurred in connection with the annual goodwill impairment test performed in accordance with the requirements of International Financial Reporting Standards (“IFRS”). The impairment loss (net of tax) was $594 million, with $421 million allocated to goodwill and $173 million allocated to non-current assets of the Macassa mine.

In 2025, the Company identified indicators of impairment reversal driven by the effect of a significant and sustained increase in long-term gold price assumptions. Based on the impairment reversal assessment, an impairment reversal (net of tax) of $156 million was recognized with a corresponding increase in the value of the mineral properties at Macassa. This impairment reversal represents the full reversal of prior impairment allocated to property, plant and mine development, as adjusted for amortization.

Adjusted EBITDA

●	Fourth Quarter of 2025 – Adjusted EBITDA increased when compared to the prior-year period primarily due to higher revenues from mining operations (higher realized gold prices and higher gold sales), partially offset by higher production costs (higher royalty costs)
●	Full Year 2025 – Adjusted EBITDA increased when compared to the prior year primarily due to higher revenues from mining operations (higher realized gold prices), partially offset by lower gold sales, higher production costs (higher royalty costs) and higher general and administrative expenses

Cash Provided by Operating Activities

●	Fourth Quarter and Full Year 2025 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances increased when compared to the prior-year periods primarily due to the reasons described above related to the increases in adjusted EBITDA. Cash provided by operating activities benefited from favourable changes in non-cash working capital balances, primarily due to an increase in the accrued taxes payable as a result of higher operating margins

Free Cash Flow

●	Fourth Quarter and Full Year 2025 – Free cash flow and free cash flow before changes in non-cash working capital balances were a record and increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, partially offset by higher additions to property, plant and mine development

Capital Expenditures

The table below sets out a summary of capital expenditures, in each case broken down between sustaining capital expenditures and development capital expenditures, and capitalized exploration by mine in the fourth quarter and the full year 2025.

Summary of Capital Expenditures

(thousands)

	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Year Ended	Three Months Ended	Year Ended
	Dec 31, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2025
Sustaining Capital Expenditures
LaRonde	$38,635	$93,766	$1,394	$4,473
Canadian Malartic	41,870	129,507	432	2,050
Goldex	6,364	44,085	366	1,889
Quebec	86,869	267,358	2,192	8,412
Detour Lake	66,415	225,487	—	—
Macassa	23,776	55,897	735	1,770
Ontario	90,191	281,384	735	1,770
Meliadine	18,328	71,531	2,342	6,916
Meadowbank	34,453	132,085	—	—
Nunavut	52,781	203,616	2,342	6,916
Fosterville	23,206	67,821	665	665
Australia	23,206	67,821	665	665
Kittila	23,533	68,835	1,118	3,520
Finland	23,533	68,835	1,118	3,520
Pinos Altos	10,429	33,989	279	1,807
Mexico	10,429	33,989	279	1,807
Other	1,894	8,195	89	665
Total Sustaining Capital Expenditures	$288,903	$931,198	$7,420	$23,755
Development Capital Expenditures
LaRonde	$30,739	$84,760	$—	$11
Canadian Malartic	133,223	331,050	5,889	25,678
Goldex	6,335	17,504	2,285	4,534
Quebec	170,297	433,314	8,174	30,223
Detour Lake	96,475	285,441	9,245	35,763
Macassa	26,695	91,908	7,147	34,942
Ontario	123,170	377,349	16,392	70,705
Meliadine	17,095	72,456	3,722	16,439
Meadowbank	4,846	20,135	—	—
Nunavut	21,941	92,591	3,722	16,439
Fosterville	21,323	44,417	805	8,885
Australia	21,323	44,417	805	8,885
Kittila	174	520	2,824	7,600
Finland	174	520	2,824	7,600
Pinos Altos	2,338	6,255	9	41
San Nicolás (50%)	4,490	11,103	—	—
Mexico	6,828	17,358	9	41
Other	69,097	176,205	49,266	160,787
Total Development Capital Expenditures	$412,830	$1,141,754	$81,192	$294,680
Total Capital Expenditures	$701,733	$2,072,952	$88,612	$318,435

*	Excludes capitalized exploration

Record Free Cash Flow Drives Further Balance Sheet Strength

Cash and cash equivalents increased by $511 million from the prior quarter, primarily due to cash provided by operating activities resulting from strong operating margins (higher realized gold prices) and favourable changes in non-cash components of working capital (increase in accrued taxes payable as a result of higher operating margins). The increase was partially offset by $801 million of capital expenditures and $501 million returned to shareholders during the quarter through dividends and share repurchases under the NCIB.

For the full year 2025, cash and cash equivalents increased by $1,940 million and a total of $950 million of debt was repaid, resulting in a transition from the net debt position of $217 million at the beginning of the year to the net cash position of $2,670 million as at December 31, 2025.

As at December 31, 2025, the Company’s total long-term debt was $196 million. No amounts were outstanding under the Company’s unsecured revolving bank credit facility as at December 31, 2025 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature.

In 2025, the Company received an upgrade to its credit rating from Moody’s Ratings to A3 with a Stable Outlook. This strong investment grade credit rating reflects the Company’s strong portfolio of mining assets, continued strengthening of its credit profile and conservative financial policies. The Company strives to maintain a strong financial position and an investment grade balance sheet.

The following table sets out the calculation of net cash (debt).

Net Cash Summary

(millions)

	As at	As at	As at
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Current portion of long-term debt	$—	$—	$(90)
Non-current portion of long-term debt	(196)	(196)	(1,053)
Long-term debt	$(196)	$(196)	$(1,143)
Cash and cash equivalents	2,866	2,355	926
Net cash (debt)	$2,670	$2,159	$(217)

Hedges

The Company’s full year 2026 cost guidance is based on assumed exchange rates of 1.36 C$/US$, 1.18 US$/EUR, 1.40 A$/US$ and 17.50 MXN/US$.

Based on its C$/US$ assumption for 2026 cost estimates, the Company has hedged approximately 40% of the Company’s total estimated Canadian dollar exposure for 2026 at an average floor price providing protection in respect of exchange rate movements below 1.38 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.42 C$/US$.

Including the diesel purchased for the Company’s Nunavut operations that was delivered as part of the 2025 sealift, approximately 56% of the Company’s total estimated diesel exposure for 2026 is hedged at an average benchmark price of $0.69 per litre (excluding transportation and taxes), which is expected to reduce the Company’s exposure to diesel price volatility for 2026. The Company’s full year 2026 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for 2026. Current hedging positions are not factored into 2026 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the First Quarter of 2026

The Company’s Board of Directors has approved an increase in the quarterly dividend of 12.5% and has declared a quarterly cash dividend of $0.45 per common share (previously $0.40 per share), payable on March 16, 2026 to shareholders of record as of March 2, 2026. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2026 Fiscal Year

Record Date	Payment Date
March 2, 2026*	March 16, 2026*
June 1, 2026	June 15, 2026
September 1, 2026	September 15, 2026
December 1, 2026	December 15, 2026

*	Declared

Dividend Reinvestment Plan

For information on the Company’s dividend reinvestment plan, see: Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company’s international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

In the fourth quarter of 2025, the Company repurchased 1,784,038 common shares under the NCIB at an average share price of $168.11 for aggregate purchases of $300 million. During the year ended December 31, 2025, the Company repurchased 4,114,150 common shares under the NCIB at an average share price of $145.76 for aggregate purchases of $600 million.

The Company believes that its NCIB is a flexible and effective complementary tool that, together with the quarterly dividend, is part of the Company’s overall capital allocation program and generates value for shareholders. Under the NCIB, the Company may purchase a maximum of 5% of the issued and outstanding common shares, subject to maximum authorized purchases of $1 billion. Purchases under the NCIB may continue for up to one year from its commencement on May 4, 2025.

The Company intends to seek approval from the TSX to renew the NCIB for another year in May 2026 on substantially the same terms; but intends to increase its internal limit on purchases to $2 billion of common shares. Additional details will be provided at the time of the renewal.

Fourth Quarter 2025 Sustainability Highlights

•

Focus on Strong Health and Safety Standards – The Company is committed to maintaining high standards of health and safety across its operations. In 2025, the Company delivered solid global safety performance, with a Global Combined Injury Frequency Rate (“GCIFR”) of 2.6 per million hours worked, including employees and contractors. Overshadowing good safety performance during the year, there was a tragic fatal incident involving a contractor at Fosterville in early December 2025. Health and safety remains a fundamental priority for the Company, which continues to focus on operating a safe and healthy workplace with the objective being injury and fatality-free

•

Towards Sustainable Mining (“TSM”) Leadership Awards – Seven of the Company’s operations received a TSM Leadership Award from the Mining Association of Canada, reflecting each operation’s excellence across all TSM categories of safety, environmental stewardship and community engagement. This recognition highlights the dedication of our teams to responsible mining practices and continuous improvement across our operations

•

Continued Improvement in Employee Engagement – The Company continued to see year-over-year increases in employee satisfaction as measured in the annual Great Place to Work ® survey. The survey is driven by employee feedback, reinforcing the Company’s shared commitment to creating a positive and collaborative workplace culture, where employee satisfaction and engagement help support strong retention rates across the organization

•

Commitment to Trusted Community Partnerships – The Company completed an independent perception survey across its Canadian and Australian operations, establishing a measurable baseline for community trust and acceptance. The survey provides insight into how communities view the Company’s environmental practices, communications, responsiveness and overall social impact. These findings will be used to develop a practical roadmap to strengthen relationships and track community sentiment over time

Record Gold Mineral Reserves and Gold Mineral Resources at Year-end 2025

The table below sets out the gold mineral reserves and gold mineral resources as at December 31, 2025 and December 31, 2024.

	As at December 31, 2025			As at December 31, 2024
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Change in
Category	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	Gold (%)
Mineral Reserves
Proven	212,796	0.98	6,731	215,249	0.93	6,433	4.6%
Probable	1,116,755	1.36	48,711	1,061,639	1.40	47,852	1.8%
Total Proven & Probable	1,329,551	1.30	55,442	1,276,888	1.32	54,284	2.1%
Mineral Resources
Measured	113,254	1.28	4,656	111,028	1.23	4,397	5.9%
Indicated	1,086,470	1.21	42,420	1,056,019	1.14	38,553	10.0%
Total Measured & Indicated	1,199,724	1.22	47,076	1,167,047	1.14	42,950	9.6%
Total Inferred	522,289	2.49	41,815	451,483	2.49	36,208	15.5%

For detailed mineral reserves and mineral resources data, including the economic parameters used to estimate the mineral reserves and mineral resources and by-product silver, copper and zinc at the Company’s mines and advanced projects for the December 31, 2025 estimate, see “Detailed Mineral Reserve and Mineral Resource Data” and “Assumptions used for the December 31, 2025 mineral reserve and mineral resource estimates reported by the Company” below, as well as the Company’s exploration news release dated February 12, 2026, and for the December 31, 2024 estimate, see the Company’s news release dated February 13, 2025.

Gold Mineral Reserves

Proven and probable gold mineral reserves increased by 2.1% to a record of 55.4 million ounces as at December 31, 2025. The increase in mineral reserves at December 31, 2025 is the result of the replacement of 3.0 million ounces of gold mined from operating assets, including Odyssey, Meliadine, LaRonde, Goldex, Fosterville and Macassa, combined with the acquisition of the Marban project, where initial mineral reserves were declared at year-end 2025.

Mineral reserves were calculated using a gold price of $1,600 per ounce for most operating assets, with exceptions that include Detour Lake open pit using $1,500 per ounce; Amaruq and Pinos Altos using $2,000 per ounce; and variable assumptions for some other pipeline projects, including Marban and Wasamac using $1,650 per ounce. See “Assumptions used for the December 31, 2025 mineral reserve and mineral resource estimates reported by the Company” below for more details.

Gold Mineral Resources

Measured and indicated gold mineral resources increased by 9.6% to a record of 43.0 million ounces as at December 31, 2025. The year-over-year increase in measured and indicated mineral resources is primarily due to the conversion of inferred mineral resources into measured and indicated mineral resources at Detour Lake underground, LaRonde Zone 5 (“LZ5”) and Meliadine, partially offset by the upgrade of mineral resources to mineral reserves at Meliadine, Macassa, LZ5 and Fosterville.

Inferred gold mineral resources increased by 15.5% to a record of 36.2 million ounces as at December 31, 2025. The year-over-year increase in inferred mineral resources is primarily due to exploration drilling success at Odyssey, Hope Bay and Detour Lake underground. The grade of the inferred mineral resources at year-end 2025 remained unchanged at 2.49 g/t gold compared to the prior year.

Mineral resources were calculated using a gold price of $2,000 per ounce for most operating assets, with exceptions that include $2,400 per ounce of gold used for Amaruq; $2,400 per ounce of gold and $28.00 per ounce of silver used for Pinos Altos; and variable assumptions for some other sites and pipeline projects. See “Assumptions used for the December 31, 2025 mineral reserve and mineral resource estimates reported by the Company” below for more details.

Pipeline Projects Continue to Advance – Building the Next Phase of Growth; Opportunities to Further Enhance Longer-Term Production

The Company is advancing a disciplined growth strategy aimed at enhancing the gold production profile in the short-term and supporting a pathway to increase annual gold production by 20-30% over the next decade, with the potential to exceed 4.0 million ounces in the early 2030s. The Company believes that this plan balances responsible, phased investment with a continued focus on exploration success, operational excellence and delivering strong returns to shareholders. The Company believes this growth strategy carries low execution and jurisdictional risk, as it is anchored in the expansions of world-class assets at Canadian Malartic and Detour Lake, as well as new mines in regions where the Company operates and has operating and technical expertise, established community relationships, existing infrastructure and established supply chains, supporting compelling, risk-adjusted returns.

	2026 Gold	Anticipated	Anticipated	Anticipated
	Production	Production	Incremental Annual	Incremental Annual
	Guidance	Ramp-up	Gold Production*	Copper Production
Key Project	(000s oz)	Year	(000s oz)	(tonnes)
Canadian Malartic	575 — 590	2033	400 — 500	—
Detour Lake	700 — 715	2030	300 — 350	—
Upper Beaver	—	2030	200 — 225	3,600
Hope Bay	—	2030	400 — 425	—
San Nicolás (50%)**	—	2030	—	50,000 - 60,000

*

The forecast parameters were based on internal evaluations, which are preliminary in nature and include inferred mineral resources. For a description see “Notes to Investors Regarding Certain Project Evaluations” below

**	San Nicolás incremental annual production also includes approximately 150,000 to 160,000 tonnes of zinc in first eight years of production and 20,000 to 30,000 tonnes of zinc in subsequent years

The Company’s growth strategy includes the potential development of five organic projects that together could add up to an estimated 1.3 to 1.5 million ounces of annual gold production, along with 50,000 to 60,000 tonnes of copper and 150,000 to 160,000 tonnes of zinc per year, with ramp-up expected to begin starting in 2030. Construction activities at Canadian Malartic and the development of the exploration shaft and ramp at Upper Beaver are progressing ahead of schedule, while the development of the exploration ramp remains on schedule at Detour Lake. At Hope Bay, surface infrastructure upgrades have been completed, supporting a potential construction decision in the first half of 2026. At San Nicolás, the joint venture continues to advance the feasibility study and detailed engineering, while supporting the permitting process. Additional details on each of these projects are set out below.

Canadian Malartic – Potential for 400,000 to 500,000 ounces of incremental annual gold production

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine. Once the Barnat pit at Canadian Malartic is depleted in 2029, annual gold production is expected to be in the range of 550,000 to 600,000 ounces, supported by an underground mining rate of approximately 19,000 tpd from four deposits. At that time, the processing plant is expected to have approximately 40,000 tpd of excess capacity. The Company is advancing three projects to potentially utilize a portion of this excess capacity and position Canadian Malartic to ramp-up toward one million ounces of annual gold production starting in 2033. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Odyssey mine

Exploration drilling in 2025 continued to expand the mineral reserves and mineral resources at the Odyssey mine, further demonstrating the quality and scale of the East Gouldie and Odyssey deposits. The table below sets out the mineral reserve and mineral resources at the Odyssey mine.

Mineral Reserve and Mineral Resources – Odyssey mine (100% basis)

	As at December 31, 2025			As at December 31, 2022*
							Change
					Grade		in Gold
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Ounces
Category	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s oz)
Mineral Reserves
Proven & Probable	59,730	3.14	6,026	2,757	2.22	197	5,829
Mineral Resources
Measured & Indicated	57,757	1.85	3,442	64,202	2.99	6,165	(2,723)
Inferred	177,729	2.21	12,652	132,442	2.17	9,233	3,419

*	See the Company’s news release dated June 20, 2023 for the June 2023 technical update that was based on the December 31, 2022 mineral reserve and mineral resource estimate

The June 2023 technical update incorporated approximately 9.0 million ounces in the mine plan and envisioned a mine life extending to 2042. The significant growth of the mineral reserve and mineral resource base since December 31, 2022 supports the potential for a meaningful extension of the Odyssey mine life and provides a strong foundation for a larger, long‑term production profile, with the addition of a new mining front supported by a second shaft. The Company believes this positions Odyssey as a multi‑decade, world‑class asset.

Odyssey Shaft #1

Mine development continued to progress ahead of schedule in the fourth quarter of 2025, delivering record quarterly advancement at Odyssey. The focus remains on preparing East Gouldie for the start of ramp‑based production, expected in the first quarter of 2026 (three months earlier than planned). Development of the production levels for the first mining area has been completed, with workings now accessing East Gouldie mineralization, and the main ramp has reached the bottom of the second mining sequence at level 111 (a depth of 1,112 metres). Installation of the paste distribution infrastructure and essential services is nearing completion. Ventilation development also advanced, with raise excavations to level 58 ongoing and construction of the main exhaust fan station underway.

Development of the material‑handling infrastructure for the first shaft loading station between levels 102 and 114 continued to advance on schedule, supporting the expected start of shaft‑hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking progressed ahead of plan, reaching a depth of 1,466 metres as at December 31, 2025, reaching the top of the planned second loading station. Excavation of the material‑handling infrastructure for the second loading station between levels 146 and 150 is now underway and is expected to continue through the third quarter of 2026. Shaft sinking remains on track to complete the first phase in the first quarter of 2027 at a planned depth of 1,600 metres, with the second loading station targeted for commissioning in 2029. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 181 and 187, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed on schedule and on budget. Fabrication of the production hoist is underway in Germany, with delivery expected in the second quarter of 2026. Construction progressed on phase two of the paste plant (designed for a 20,000 tpd capacity) and is expected to be completed in 2027.

Odyssey Shaft #2

The Company is advancing a technical evaluation of a potential second shaft at the Odyssey mine, with the preferred shaft location now confirmed near Shaft #1 and close to the centre of gravity of the deposit. Drilling of the geotechnical pilot hole is progressing well, reaching a depth of 831 metres as at December 31, 2025, toward a planned depth of approximately 2,200 metres. The evaluation, which incorporates the year‑end 2025 mineral resource update, will assess the potential for developing an 8,000 to 10,000 tpd operation, supported by a second shaft equipped with a friction hoist and dedicated service hoist, a configuration expected to lower operating costs and capital expenditures, accelerate start‑up by requiring only one loading station and reduce the surface footprint.

The technical evaluation is expected to be completed at the end of 2026, with permitting studies scheduled to begin in the third quarter of 2026 and potential formal permit submission in early 2027. Approval of an amendment to the existing decree is expected to take approximately one year from submission of the application. Subject to permitting and Board approval, construction, shaft sinking and development of the associated underground material‑handling and production infrastructure would be expected to take place over a four‑year period, positioning the project for potential initial production in 2033.

Marban – Satellite Open Pit

As part of the Company’s “fill-the-mill” strategy at the Canadian Malartic complex, the Marban property, located immediately northeast of the Canadian Malartic property, was acquired in March 2025 as an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic.

In the fourth quarter of 2025, the Company completed an internal evaluation on Marban, removing previous property-boundary constraints on the pit design, which resulted in the Company’s initial declaration of estimated probable mineral reserves of 1.58 million ounces of gold (51.6 million tonnes grading 0.95 g/t gold) at December 31, 2025. Additionally, drilling completed in the quarter confirmed and extended the Marban gold deposit onto the Company’s adjacent Callahan property to the east. The results of the drilling were not included in the 2025 mineral reserves and mineral resource estimates.

The technical evaluation envisions a 14,000 to 16,000 tpd open pit operation producing between 120,000 to 150,000 ounces of gold annually over a 12 year life of mine. In 2026, the Company will integrate new drilling into an optimized pit design and assess opportunities to redeploy mobile equipment from the Barnat pit at Canadian Malartic to minimize capital expenditures for the project. The results of this evaluation, expected at the end of 2026, will support the permitting process which is expected to be completed in 2030. Project construction could begin in 2031, with the potential for initial production as early as 2033.

Wasamac

The Wasamac project hosts mineral reserves of 1.38 million ounces of gold (14.8 million tonnes grading 2.9 g/t gold) and is being advanced as a potential satellite operation to support the Company’s “fill‑the‑mill” strategy at Canadian Malartic. The project envisions an underground long-hole stoping operation with cemented rockfill, similar to LZ5 at LaRonde, with a planned mining rate of approximately 3,200 tpd. Ore will be transported to the Canadian Malartic mill for processing. Average annual gold production is expected to be approximately 90,000 ounces from a projected mill feed grade of 2.8 g/t gold. Initial capital expenditures are estimated at $270 million to $300 million, with operating costs of approximately C$115 per tonne, total cash costs per ounce of approximately $1,100 and annual sustaining capital expenditures of approximately $20 million. In 2026, the Company will continue advancing optimization and trade‑off studies alongside permitting activities and engagement with stakeholders. Subject to permitting and Board approval, development could begin as early as 2029, with the potential for initial production in 2033 and an estimated mine life of approximately 15 years.

Detour Lake – Potential for 300,000 to 350,000 ounces of incremental annual gold production

Detour Lake is Canada’s largest gold mine, with gold production of 692,675 ounces at a processing rate of 76,353 tpd in 2025. As at December 31, 2025, Detour Lake hosted 18.6 million ounces of gold (798 million tonnes grading 0.72 g/t gold) in open pit, proven and probable mineral reserves, measured and indicated mineral resources of 17.2 million ounces of gold (675 million tonnes grading 0.79 g/t gold) and inferred mineral resources of 6.2 million ounces of gold (111 million tonnes grading 1.73 g/t gold).

In 2025, drilling continued to delineate a subset of the mineral resources with a gold cut-off grade of 1.20 g/t gold, which is amenable to underground mining within and adjacent to the open pit mineral resource. At year-end 2025, the high-grade mineralized corridor increased substantially relative to the June 2024 technical update (see the Company’s news release dated June 19, 2024) based on the March 31, 2024 mineral reserve and mineral resource estimate, which incorporated approximately 0.7 million ounces of gold in indicated mineral resources and 3.9 million ounces in gold of inferred mineral resources in the mine plan. The table below sets out the mineral reserve and mineral resources in the Detour Lake high grade mineralized corridor that are amenable to underground mining.

Mineral Reserve and Mineral Resources – Detour Lake High-Grade Mineralized Corridor Amenable to Underground Mining

	As at December 31, 2025			As at March 31, 2024
							Change
							in Gold
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Ounces
Category	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s oz)
Mineral Resources
Measured & Indicated	85,800	2.00	5,500	19,000	1.94	1,200	4,300
Inferred	89,800	2.02	5,800	107,700	2.05	7,100	(1,300)

The significant expansion in the underground mineral resource base continues to support and de-risk the potential for a meaningful expansion of the Detour Lake operation to annual gold production of approximately one million ounces per year. The Detour Lake expansion envisions the concurrent operation of the open pit with proposed underground mining at a rate of 11,200 tpd, combined with a mill throughput expansion to 79,450 tpd, which is now expected to be reached by 2030.

Additionally, the successful completion of the high‑intensity surface drilling program on a high-grade mineralized corridor in the West Pit zone has further strengthened confidence in the Detour Lake underground project. The drilling validated the continuity of the mineralization, confirmed the robustness of the geological model (maintaining grade while increasing tonnes and ounces) and improved the ability to mine with additional vertical stope opportunities.

Building on the expanding underground‑amenable mineral resource and geological confidence, the Company has allocated an additional $200 million, supplementing the $100 million previously approved in June 2024, to continue advancing the Detour Lake underground project through to a potential approval decision in mid‑2027. Approximately $45 million was spent in 2024 and 2025 to advance technical studies and drilling, key surface infrastructure and an exploration ramp toward the West Extension zone. The exploration ramp reached a length of 569 metres and a depth of 90 metres as at December 31, 2025. The Company expects to spend approximately $130 million in 2026 and $125 million in 2027, including the extension of the exploration ramp to the planned bulk‑sampling location at Level 200 and the collection of the bulk sample, additional service and operational facilities, procurement of mobile equipment to support an accelerated development schedule and the development of the conveyor ramp portal and ramp. These investments are designed to de‑risk the project construction and ramp-up and may allow the Company to accelerate development toward the main ore zones.

In parallel and not included in 2026 guidance, the Company is assessing the potential to begin underground production from the West Extension zone as early as 2028. Underground ore would be trucked via the exploration ramp to the mill and could contribute approximately 20,000 to 30,000 ounces of gold in 2028 and 2029.

Upper Beaver – Potential for 200,000 to 225,000 ounces of annual gold production and 3,600 tonnes of copper

At Upper Beaver, the Company continues to accelerate project development through a phased approach to de-risking the project that includes developing an exploration ramp to a depth of 160 metres and an exploration shaft to a depth of 760 metres. This work will establish underground drilling platforms and allow for the collection of a bulk sample. The Upper Beaver project is envisioned as a standalone mine and mill, with the potential to produce 200,000 to 225,000 ounces of gold and 3,600 tonnes of copper per year, based on a planned mining and milling rate of 5,000 tpd.

Development activities advanced ahead of schedule in the fourth quarter of 2025. The exploration ramp progressed by 507 metres, reaching a depth of 70 metres as at December 31, 2025. At the shaft, the headframe and hoist room were commissioned and sinking activities began, with the first blast completed in November. By year‑end 2025, the shaft had reached a depth of 155 metres. Surface infrastructure construction, including the maintenance shop and water‑treatment plant, was also completed, with commissioning underway.

Given the strong execution to date, the Company has allocated an additional $100 million, supplementing the $200 million approved in July 2024, to accelerate project advancement to a potential sanction decision in mid‑2027. This additional investment will include enhancements to the dewatering infrastructure, a housing strategy at Kirkland Lake for the workforce, the extension of the exploration ramp to Level 400 (from the previously planned Level 160), the acceleration of production‑phase engineering and procurement of long‑lead items. In parallel, a high‑intensity drilling program is underway, similar to the program successfully completed at Detour Lake. Depending on the results of this program, this program could replace the planned bulk sample at the 760‑metre level and has the potential to bring initial production forward to 2030.

The Upper Beaver project has the potential to unlock significant long-term value across the Company’s Kirkland Lake camp. In addition to potential extension of the mineralization at depth, the project could enable future development of nearby satellite deposits, including at Upper Canada and Anoki-McBean, supported by a centralized mill through a hub-and-spoke operating concept.

Hope Bay – Potential for 400,000 to 425,000 ounces of annual gold production

Total mineral reserves and measured and indicated mineral resources at Hope Bay remained consistent year-over-year, while total inferred mineral resource ounces increased by 46%, largely due to the exploration success at the Patch 7 zone at the Madrid deposit.

Mineral Reserve and Mineral Resources – Hope Bay

	As at December 31, 2025			As at December 31, 2024
							Change
							in Gold
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Ounces
Category	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s oz)
Mineral Reserves
Proven & Probable	16,178	6.53	3,396	16,212	6.52	3,398	(2)
Mineral Resources
Measured & Indicated	14,946	4.61	2,217	14,689	4.54	2,143	73
Inferred	16,868	5.98	3,246	12,232	5.44	2,312	934

As at year-end 2025, Patch 7 hosts 1.0 million ounces of gold in measured and indicated mineral resources (4.5 million tonnes grading 6.77 g/t) and 1.7 million ounces of gold in inferred mineral resources (8.0 million tonnes grading 6.57 g/t), a 123% increase in inferred mineral resources when compared to 2024. The substantial growth of mineral resources at Patch 7 provides a potential third mining front, alongside Doris and Madrid North Naartok, to support the redevelopment of Hope Bay, envisioned as an operation similar in scale to the Meliadine mine in Nunavut. A technical evaluation is underway that contemplates annual gold production of 400,000 to 425,000 ounces at a mining and processing rate of 6,000 tpd. The Company expects to provide a project update, including a potential construction decision, in the second quarter of 2026.

In 2025, the Company advanced site preparations for potential redevelopment, including upgrades to camp facilities with the installation of two new camp wings and the construction of a third wing underway, expansion of the port jetty and the dismantling of equipment in the existing mill. Additional construction equipment and service infrastructure were mobilized and shipped to site. Basic engineering has been completed, with detailed engineering expected to reach 50% to 55% prior to a potential construction announcement.

In the fourth quarter of 2025, excavation of the Naartok East exploration ramp at Madrid advanced by 656 metres and reached the planned depth of 100 metres as at December 31, 2025. The 1.9-kilometre exploration ramp was developed to facilitate infill and expansion drilling along the Madrid zones. At Patch 7, the excavation of the portal of the dedicated exploration ramp also commenced.

San Nicolás Copper Project (50/50 joint venture with Teck Resources Limited)

In the fourth quarter of 2025, Minas de San Nicolás continued to advance the feasibility study and execution strategy, while waiting for the resolution from the authorities of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. All actions related to the MIA-R and ETJ permits are complete and a regulatory decision is expected in H1 2026. Engineering of the critical infrastructure remains a priority to continue building confidence in the study, reduce execution risk and prepare for a potential approval decision, pending receipt of permits. As at year-end 2025, over 30% of the engineering had been completed, with completion expected to reach approximately 50% by mid-2026.

During the quarter, drilling activities also progressed, focusing on condemnation drilling and geological evaluation near the projected mine area.

Additional Optionality within the Portfolio

In addition to these projects, the Company continues to assess other opportunities in its exploration and development portfolio. Studies and evaluations are progressing at Hammond Reef near Atikokan in Northwestern Ontario, Timmins East in Ontario, and across the Company’s land package in the Northern Territory, Australia. These assets provide flexibility for future production sequencing and capital allocation.

The mineral reserves and mineral resources for these projects as at December 31, 2025 are set out in the table below.

	Mineral Reserves			Measured & Indicated			Inferred
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Category	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)
Hammond Reef	123,473	0.84	3,323	133,367	0.54	2,298	—	—	—
Timmins East*	—	—	—	24,053	3.30	2,555	9,219	4.47	1,324
Northern Territory	—	—	—	21,009	2.15	1,455	19,062	2.47	1,512

*	Timmins East includes the mineral resources reported for Aquarius (open pit) and the Holt complex (underground).

Hammond Reef

The Hammond Reef project comprises a high tonnage, low grade gold deposit, with potential for development into an open pit operation with conventional milling. An internal evaluation completed in 2020 (see the Company’s news release dated February 11, 2021) outlined a development plan for a 30,000 tpd operation, with average annual gold production of 272,000 ounces over a projected 12-year mine life. While the Company has not approved the project for development, studies to optimize the project, update the costing assumptions and further advance the final permits required for construction and operation are underway. An update on the project is expected in 2027.

Timmins East Project

The Timmins East land package is a series of properties in northeastern Ontario totalling 53,388 hectares and covering a 100 kilometre strike length. The land package has a complex exploration history dating back to at least the 1930s and hosts past-producing gold mines including Aquarius, Holt, Holloway, Hislop and Taylor, as well as the Holt processing facility, with a capacity of 3,000 tpd (suspended in 2020). Any potential redevelopment of the Timmins East project would require upgrades to the existing processing facility. During 2026, the Company will continue reviewing historical mining and exploration data across the property package, including previously identified high-priority exploration targets at past-producing assets. The review is expected to provide a ranking of exploration targets for potential diamond drilling with the objective of unlocking further value from this extensive land position in light of the higher gold price environment.

Northern Territory

The Northern Territory asset package in northern Australia totals 175,064 hectares and comprises the Cosmo underground mine (closed in 2020), the Union Reefs processing facility (suspended in 2020), the proposed Union Reefs North underground development project and regional exploration assets within the historic Pine Creek gold district. During 2026, the Company expects to spend $8.0 million on exploration at the Northern Territory assets, including 48,600 metres of expensed drilling to follow up on results from 2025 and investigate other targets with potential for mineral resource growth. The current scenario analysis is focused on developing a decade-long sustainable ore supply from multiple sources to the Union Reefs processing facility, with a potential upgrade of the processing plant to treat refractory ores.

New Three-Year Guidance – Stable Gold Production Through 2028; Total Cash Costs and AISC for 2026 Remain Peer-Leading; Increased Investment to Support Future Growth

Gold production is forecast to remain stable at approximately 3.3 to 3.5 million ounces annually in 2026 through 2028, consistent with gold production in 2025 and Previous Guidance for 2026 and 2027. The outlook for 2028 has improved, supported by the extension of production at Meadowbank through 2030 and possibly beyond and contributions from East Gouldie at Canadian Malartic, Fosterville and Kittila, which are expected to offset an anticipated lower gold grade sequence at Detour Lake.

Under the Company’s revised composition of total cash costs per ounce and AISC per ounce, the mid-point of the Company’s 2026 guidance for total cash costs per ounce and AISC per ounce is expected to be $1,070 and $1,475, respectively9. This represents an increase of approximately 12% compared to 2025, primarily reflecting higher royalty costs driven by the assumed gold price of $4,500 per ounce, cost inflation, a stronger Canadian dollar assumption and lower grade sequences at Macassa, Meadowbank, Fosterville and Canadian Malartic.

9 For a discussion of revisions that have been made by the Company to the composition of this measure for periods on or after January 1, 2026, see “Note Regarding Certain Measures of Performance” below.

The 2026 production and cost guidance summary is set out below.

2026 Guidance Summary

($ millions, unless otherwise stated)

	2025	2026		2026
	Actual	Guidance Range		Mid-Point
Gold production (thousands of ounces)	3,447	3,300	3,500	3,400
Total cash costs per ounce[10]	$979	$1,020	$1,120	$1,070
AISC per ounce[10]	$1,339	$1,400	$1,550	$1,475

Capital expenditures[10] (excluding capitalized exploration)	$2,073	$2,175	$2,395	$2,285
Capitalized exploration	$318	$290	$330	$310
Capital expenditures (including capitalized exploration)	$2,391	$2,465	$2,725	$2,595

Exploration and corporate development*	$207	$275	$305	$290
Depreciation and amortization expense	$1,645	$1,550	$1,750	$1,650
General and administrative expense**	$236	$230	$260	$245
Other costs***	$163	$75	$95	$85
NTI Payment[11]	$56	$185	$195	$190
Cash taxes	$1,178	$3,400	$3,600	$3,500
Effective tax rate (%)	33%	34%	36%	35%

*	2026 Guidance includes $185 million to $205 million related to exploration and $90 million to $100 million related to corporate development
**	2026 Guidance includes share-based compensation, expected to be between $65 million and $75 million
***

2026 Guidance includes $35 million to $45 million related to site maintenance costs primarily at Hope Bay and Northern Territory in Australia and $40 million to $50 million related to remediation expenses and other miscellaneous costs, 2025 Actual includes $70 million of care and maintenance costs and $93 million of other income and expenses

10 The Company’s guidance for total cash costs per ounce, AISC per ounce and capital expenditures is forward-looking non-GAAP information. Guidance for total cash costs per ounce and AISC per ounce is forecast using the Company’s revised composition of these non-GAAP measures for periods commencing on or after January 1, 2026. For a description of the composition and usefulness of these non-GAAP measures and a discussion of revisions that have been made by the Company to the composition of certain of these measures, see “Note Regarding Certain Measures of Performance” below.

11 The “NTI Payment” is the payment to Nunavut Tunngavik Inc. (“NTI”) under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin. NTI Payments in this table are reflected on a cash basis with 2026 Guidance based on a gold price assumption of $4,500 per ounce.

Cash Taxes

For 2026, the Company expects its effective tax rates to be:

•	Canada – 35% to 40%
•	Mexico – 35% to 40%
•	Australia – 30%
•	Finland – 20%

The Company’s overall effective tax rate is expected to be approximately 34% to 36% for the full year 2026.

The Company estimates consolidated cash taxes of approximately $3.4 to $3.6 billion in 2026 at prevailing gold prices, compared to $1.2 billion in 2025. The increase in cash taxes from 2025 reflects both expected higher operating margins and approximately $1.3 billion for the remaining cash tax liability related to the 2025 taxation year, which will be paid in the first quarter of 2026. The remaining cash taxes in 2026 are expected to be paid in quarterly installments ranging between $525 million and $575 million with a mid-point of $550 million.

NTI Payment

For 2026, the Company expects to pay between $185 million and $195 million with respect to the NTI Payment at Amaruq, using a gold price assumption of $4,500 per ounce. The NTI Payment is included in production costs but excluded from total cash costs per ounce and AISC per ounce. For further details refer to “Note Regarding Certain Measures of Performance” below.

Updated Production and Cost Guidance

Gold production guidance for each mine site from 2026 through 2028 and cost guidance for each mine site for 2026 are set out in the tables below. The Company continues to evaluate opportunities to further optimize and improve gold production and unit cost guidance from 2026 through 2028.

Payable Gold Production Guidance

	2025	2026		2027		2028
(ounces)	Actual	Forecast Range		Forecast Range		Forecast Range
LaRonde	344,555	330,000	350,000	335,000	355,000	350,000	370,000
Canadian Malartic	642,612	575,000	605,000	640,000	670,000	720,000	750,000
Goldex	125,501	115,000	125,000	135,000	145,000	140,000	150,000
Quebec	1,112,668	1,020,000	1,080,000	1,110,000	1,170,000	1,210,000	1,270,000
Detour Lake	692,675	700,000	730,000	610,000	640,000	590,000	620,000
Macassa	312,729	305,000	325,000	315,000	335,000	320,000	340,000
Ontario	1,005,404	1,005,000	1,055,000	925,000	975,000	910,000	960,000
Meliadine	376,346	380,000	400,000	410,000	430,000	420,000	440,000
Meadowbank	493,314	475,000	495,000	430,000	450,000	265,000	285,000
Nunavut	869,660	855,000	895,000	840,000	880,000	685,000	725,000
Fosterville	160,522	140,000	160,000	140,000	160,000	170,000	190,000
Kittila	217,379	210,000	230,000	215,000	235,000	240,000	260,000
Pinos Altos	81,734	70,000	80,000	70,000	80,000	85,000	95,000
Total Gold Production	3,447,367	3,300,000	3,500,000	3,300,000	3,500,000	3,300,000	3,500,000

Gold production for 2026 and 2027, expected at 3.3 to 3.5 million ounces annually, is consistent with Previous Guidance, with offsetting adjustments between mine sites.

The gold production outlook for 2028 has improved and is expected to remain stable at 3.3 to 3.5 million ounces. The improved forecast reflects higher production from Meadowbank following its mine life extension to 2030, along with additional contributions from Canadian Malartic (accelerating production ramp-up at East Gouldie), Fosterville (optimization initiatives increasing mining and milling rates to 1.2 million tonnes per year) and Kittila (optimization of mining sequence and throughput). These gains are expected to offset lower production relative to 2026 and 2027 at Detour Lake, due to lower gold grades in the mining sequence, and at Meadowbank, with operations transitioning from primarily open pit to primarily underground.

Cash Cost Guidance

($ per ounce)

	2025	2025	2026
	Actual	Actual	Guidance[12]

	Production Costs per Ounce	Total Cash Costs per Ounce[13]
LaRonde	$1,045	$829	$919
Canadian Malartic	760	946	1,187
Goldex	1,187	1,002	1,054
Quebec	896	917	1,085
Detour Lake	816	879	921
Macassa	709	793	1,079
Ontario	783	852	969
Meliadine	1,069	1,067	1,047
Meadowbank[13]	1,120	928	930
Nunavut[13]	1,098	988	982
Fosterville	912	937	1,374
Kittila	1,087	1,081	1,267
Pinos Altos	2,518	2,006	2,092
Consolidated Company	$965	$953	$1,070

Total cash costs per ounce in 2026 are expected to increase by approximately 12% (approximately $117 per ounce) when compared to 2025. The expected increase is mainly driven by:

•	Higher royalty costs (approximately $36 per ounce), reflecting the assumed gold price $4,500 per ounce compared to a realized gold price of $3,435 per ounce in 2025
•	Cost inflation (approximately $33 per ounce), mainly related to labour, electricity, equipment parts and electrical components, net of cost reductions due to efficiency gains
•	A weaker US dollar (approximately $31 per ounce), primarily reflected by a USD:CAD exchange rate assumption of 1.36 in 2026 compared to 1.40 in 2025; and
•

Lower grade sequencing (approximately $17 per ounce): gold grades are expected to be lower at Macassa, Fosterville, Meadowbank and Canadian Malartic, in line with the respective mine plans, with higher throughputs and cost optimization offsetting the impact on gold production and minesite costs per tonne at those sites

12 2026 Guidance for total cash costs per ounce by mine, region and the consolidated Company are based on the mid-point of 2026 production guidance as set out in the table above. 2026 Guidance for AISC per ounce for the consolidated Company is based on the mid-point of 2026 production guidance as set out in the table above.

13 Total cash costs per ounce and AISC per ounce for 2025 Actual and 2026 Guidance set out in the tables above have been calculated using the Company’s revised composition for periods commencing on or after January 1, 2026. This revised composition affects only total cash costs per ounce for Meadowbank, the Nunavut region and the consolidated Company and AISC per ounce for the consolidated Company. Total cash costs per ounce for other mines and regions are not affected. Using the Company’s composition of this measure for periods ending on or prior to December 31, 2025, total cash costs per ounce were $1,110 for Meadowbank, $1,091 for Nunavut and $979 for the consolidated Company and AISC per ounce was $1,339 for the consolidated Company.

AISC Cost Guidance

($per ounce)

	2025	2026
	Actual	Guidance[12]
Consolidated Company AISC per Ounce[13]	$1,313	$1,475

AISC per ounce in 2026 is expected to increase by 12% (approximately $162 per ounce) when compared to 2025, driven largely by the same factors contributing to higher total cash costs per ounce, an increase in non-cash reclamation related costs and a slight increase in sustaining capital expenditures as described below. The Company expects unit costs and AISC per ounce to rise in line with an inflation rate of 3% to 5% through 2027 and 2028.

The Company remains focused on attempting to reduce costs through productivity improvements and innovation initiatives at all of its operations and the realization of any such additional operational synergies is not currently factored into the cost guidance.

Cost guidance provided for total cash costs per ounce is derived from the currency and commodity price assumptions below and are subject to the following sensitivities:

2026 Commodity and Currency Price Assumptions		Approximate Impact on Total Cash Costs per Ounce*
C$/US$	1.36	$0.01 change in C$/US$	$6
Gold ($/oz)	$4,500	$100/oz change in gold price	$3
Silver ($/oz)	$70	$5/oz change in silver price	$3
Diesel ($/ltr)	$0.78	10% change in diesel price	$8

*	Excludes the impact of current hedging positions.

Tariffs considerations

The Company expects that the international trade disputes triggered by the introduction of import tariffs by the United States in 2025 and the subsequent retaliatory measures by other countries will remain fluid in 2026. At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. However, approximately 65% of the Company’s cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether further tariffs or retaliatory measures will be implemented, the quantum of such tariffs, the nature of such measures, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company’s supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances. The costs guidance provided in this news release assumes there will be no impact from such tariffs, retaliatory measures or trade disputes.

Three-Year Production Guidance by Mine

Since the Previous Guidance, there have been several operating developments resulting in changes to the updated three-year production profile. Descriptions of these changes as well as initial 2028 guidance are set out below.

ABITIBI REGION, QUEBEC

LaRonde Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	310,000	320,000	350,000	n/a
2026 Guidance (mid-point)	344,555 (actual)	340,000	345,000	360,000

	Ore Milled		Gold Mill		Silver Mill
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Silver (g/t)	Recovery (%)
	2,951	3.82	93.8%	8.14	72.6%
	Production and
	Minesite Costs per	Zinc	Zinc Mill	Copper	Copper Mill
	Tonne[14]	(%)	Recovery (%)	(%)	Recovery (%)
	C$168	0.37%	68.8%	0.11%	85.9%

At LaRonde, the production outlook has improved with 2026 expected to exceed the Previous Guidance and 2027 remaining in-line. Gold production is expected to increase to 340,000 ounces of gold in 2026, driven by higher gold grades at the LaRonde mine, an increase in the mining rate at LZ5 to 3,800 tpd (a year earlier than previously anticipated) and the addition of new production zones. The integration of the Fringe, Dumagami and 11-3 zones into the mine plan are expected to enhance the mine production flexibility and support the Company’s strategy to manage seismicity at depth.

LaRonde has planned a mill shutdown of 10 days in the second quarter of 2026 in order to replace the liners at the SAG mill and to complete overall maintenance of the drystack filtration plant and flotation circuit. LaRonde also has planned four-day shutdowns in the first, third and fourth quarters of 2026 for regular maintenance.

Canadian Malartic Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	590,000	560,000	650,000	n/a
2026 Guidance (mid-point)	642,612 (actual)	590,000	655,000	735,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	19,988	1.01	90.9%	C$49

At Canadian Malartic, the production forecast in 2026 has increased, supported by stronger-than-expected gold grades at the Barnat pit, consistent with 2025 performance, and by the continued ramp-up of production at Odyssey, including initial production from the East Gouldie deposit.

Production in 2027 remains consistent with Previous Guidance, while 2028 gold production is expected to increase by approximately 80,000 ounces to 735,000 ounces when compared to 2027, which is anticipated to be driven by growing contributions from East Gouldie at Odyssey.

From 2026 to 2028, production is expected to be sourced from the Barnat pit and increasingly supplemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 120,000 ounces of gold in 2026, approximately 240,000 ounces of gold in 2027 and approximately 450,000 ounces of gold in 2028 as mining activities ramp-up.

14 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS Accounting Standards. For periods commencing on or after January 1, 2026, the Company has revised the composition of this measure, which only affects minesite costs per tonne reported at Meadowbank. For a reconciliation of minesite costs per ounce to production costs per tonne, a description of its composition and usefulness and a discussion of revisions that have been made by the Company to the composition of this measure, see “Note Regarding Certain Measures of Performance” below.

In 2026, Canadian Malartic has planned four-day quarterly shutdowns for regular maintenance at the mill.

Goldex Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	130,000	130,000	130,000	n/a
2026 Guidance (mid-point)	125,501 (actual)	120,000	140,000	145,000

	Ore Milled		Gold Mill
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)
	3,151	1.41	84.0%
	Production and
	Minesite Costs per		Copper Mill
	Tonne	Copper (%)	Recovery (%)
	C$63	0.12%	76.5%

At Goldex, the 2026 production guidance is slightly lower than Previous Guidance, reflecting a planned increase in lower‑grade ore sourced from Akasaba West, which is expected to contribute approximately 18,000 ounces of gold and 3,000 tonnes of copper in 2026.

Ore feed from Akasaba West is also expected to increase in 2027, with contributions of approximately 25,000 ounces of gold and 4,000 tonnes of copper expected in both 2027 and 2028. At the same time, the Company plans to send approximately 1,500 tpd of higher‑grade South Zone ore to the Canadian Malartic mill to benefit from higher recoveries. Together, the Company anticipates that these adjustments support the forecast increase in gold production in 2027 and 2028.

In 2026, Goldex has planned quarterly shutdowns of two to three days for regular maintenance at the mill.

ABITIBI REGION, ONTARIO

Detour Lake Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	720,000	735,000	645,000	n/a
2026 Guidance (mid-point)	692,675 (actual)	715,000	625,000	605,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	28,000	0.88	90.5%	C$32

At Detour Lake, production guidance for 2026 and 2027 has been revised modestly lower compared to Previous Guidance. The updated outlook reflects adjustments to the mining sequence following delays encountered in 2025 and to the mining rate to reflect performance in 2025, as well as a decision to slow down the planned mill ramp-up to 79,450 tpd. The Company is advancing additional optimization initiatives to support the increase in throughput, which is now expected to be completed by the end of 2029. With these adjustments, the Company now anticipates a production step-up at Detour Lake in 2030 and reaching annual production of approximately one million ounces of gold in 2031.

From 2026 to 2028, gold production is expected to decline year-over-year as the operation transitions into a lower grade and higher strip-ratio phase of the mine plan. Gold grades are expected to average 0.77g/t in 2027 and 0.69 g/t in 2028, with strip-ratios between 4.0 to 4.5, compared to 2.8 in 2025.

Building on recent exploration success expanding underground mineralization west of the open pit and near the planned exploration ramp, the Company is assessing the potential to begin ramping-up underground production as early as 2028. Under such a scenario, initial underground ore would be trucked to the mill and could contribute approximately 20,000 to 30,000 ounces of gold per year in 2028 and 2029.

Detour Lake has scheduled three major shutdowns, each lasting seven days, for regular mill maintenance in the first, second and fourth quarters of 2026.

Macassa Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	310,000	325,000	335,000	n/a
2026 Guidance (mid-point)	312,729 (actual)	315,000	325,000	330,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	981	10.40	96.0%	C$475

At Macassa, the production guidance in 2026 and 2027 has been revised to be modestly lower when compared to Previous Guidance, primarily due to the deferral of initial production from the AK deposit in 2026 and a lower-than-previously-planned contribution from the AK deposit in 2027. The Company completed modifications to the LZ5 processing facility at LaRonde to accommodate the AK deposit ore in 2025. An amendment to the LZ5 processing facility permit to process ore from the AK deposit is expected to be received in the first quarter of 2026, with trucking and processing at the LZ5 processing facility now planned to begin in the second quarter of 2026. Production from the AK deposit is forecast to be approximately 45,000 ounces of gold in 2026, and approximately 50,000 to 60,000 ounces of gold in 2027 and in 2028.

Gold production in 2026 is expected to be in line with 2025 as ongoing mill optimization and the initial contribution from the AK deposit offset the lower gold grades as per the mining sequence. Macassa remains on track to ramp-up mill capacity to 2,040 tpd by the end of 2026, compared to a mill throughput of 1,570 tpd in 2025. The Tertiary 2 mill was rehabilitated in 2025, including upgrades to key grinding ancillary equipment. Additional optimization initiatives continue to advance, targeting improved runtime and throughput through the installation of an ore storage dome and re-feed system, automation and instrumentation enhancements and upgrades to the crushing plant. These improvements are expected to be completed by the end of 2027, supporting a planned throughput of approximately 2,150 tpd. Higher production in 2027 and 2028 relative to 2026 reflects the continued optimization of the Macassa mill.

Macassa has scheduled a major shutdown of five days in the third quarter of 2026, for replacement of the primary grinding mill liner, the annual overhaul of the crusher and other regular mill maintenance.

NUNAVUT

Meliadine Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	385,000	410,000	420,000	n/a
2026 Guidance (mid-point)	376,346 (actual)	390,000	420,000	430,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	2,373	5.32	96.1%	C$236

At Meliadine, the production guidance for 2026 is slightly lower than Previous Guidance, while the outlook for 2027 remains the same. The modest reduction in 2026 reflects adjustments to the mine plan and mining sequence, following the cost improvement initiatives achieved over the past two years. The Company continues to advance mill optimization efforts, achieving throughput of 6,441 tpd in 2025, ahead of the 6,250 tpd target. Mill performance is expected to improve further, with throughput expected to increase to approximately 6,500 tpd in 2027 and 6,700 tpd in 2028, supporting the higher gold production guidance for those years.

Meliadine has scheduled quarterly shutdowns lasting four to five days for regular mill maintenance.

Meadowbank Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	495,000	450,000	390,000	n/a
2026 Guidance (mid-point)	493,314 (actual)	485,000	440,000	275,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne[15]
	4,230	3.91	91.2%	C$148

At Meadowbank, the production guidance has improved in 2026 and 2027 when compared with Previous Guidance. Supported by the stronger gold price environment, the Company has approved a push-back at the open pit, extending mine life by two years to 2030. Combined with additional underground contribution, this extension is expected to add approximately 740,000 ounces of gold (21.2 million tonnes grading 2.65 g/t gold) to the 2026 to 2030 production profile compared to prior forecasts. While these ounces carry a higher cost base, they are still expected to generate strong cash flow at current gold prices. Benefitting from ongoing optimization efforts, the Amaruq underground mine is now expected to contribute approximately 150,000 ounces of gold annually from 2026 to 2028. The Company is also assessing the potential to extend operations beyond 2030 through an underground-only mine plan, with preliminary results expected in early 2027.

The Company continues to account for the caribou migration in its production plan as this migration can affect the ability to move materials on the road between Amaruq and the Meadowbank processing facility and between the Meadowbank processing facility and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and reduce production disruptions.

Meadowbank has scheduled two major shutdowns in the second and fourth quarters of 2026, each lasting five days, to replace the SAG and ball mill liners and complete other regular mill maintenance.

AUSTRALIA

Fosterville Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	150,000	150,000	150,000	n/a
2026 Guidance (mid-point)	160,522 (actual)	150,000	150,000	180,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	985	5.07	93.4%	A$293

At Fosterville, production guidance in 2026 and 2027 is in line with Previous Guidance, with production expected to increase to approximately 180,000 ounces of gold in 2028.

15 For periods commencing on or after January 1, 2026, the Company has revised the composition of this non-GAAP measure. These revisions only affect minesite costs per tonne reported at Meadowbank. In 2025, production costs per tonne at Meadowbank were C$195 and minesite costs per tonne (using the Company’s revised composition of such measure) were C$162. Using the Company’s composition of this measure for periods ending on or prior to December 31, 2025, minesite costs per tonne were C$194 at Meadowbank in 2025. See “Note Regarding Certain Measures of Performance” below.

As gold grades continue to decline with the depletion of the high-grade Swan zone, the Company has advanced a plan to increase the mining and milling rate by approximately 65% to 3,300 tpd while reducing costs per tonne by approximately 20% over the next three years when compared to 2025. This strategy is designed to support annual production of 160,000 to 190,000 ounces of gold starting in 2028 and sustain that range in the early 2030s based on the current mineral reserves and mineral resources.

On the mining side, the plan includes developing additional mining areas to support more than 12 active production fronts, together with ongoing operational improvements. The commencement of production at Robbins Hill in 2025 added a third mining area, enhancing production flexibility. Continuous improvement initiatives are underway to drive productivity, including stope-cycle optimization and increasing development rates to sustain approximately 12 kilometres of annual development. The ramp-up also relies on the timely execution of key capital projects, including upgrades to the ventilation infrastructure – completion of the underground primary fans (expected in first quarter of 2026), the southern surface ventilation return air raise (expected to be completed in the third quarter of 2026) and the Robbins Hill surface ventilation return air raise (expected in 2027), as well as the expansion of the pastefill system to Harrier (expected in the second quarter of 2026). These projects are expected to total approximately $13 million over the next two years.

At the processing plant, achieving the targeted 3,300 tpd throughput will require upgrades to the grinding circuit and related ancillary equipment to maintain current recovery levels. The plan also includes the construction of two new tailings cells, with the first cell expected to be operational by year-end 2027 and the second by year-end 2029. These projects are estimated to total approximately $35 million over the next four years.

Through its ongoing exploration program, the Company sees significant upside potential at Fosterville to support continued mine life extensions. Recent expansion and conversion drilling has successfully replaced a substantial portion of mining depletion. The Company will continue to advance drilling on the extensions of the Lower Phoenix and Robbins Hill mineral reserves and mineral resources, while also expanding its drilling footprint onto the prospective land package acquired from S2 Resources in 2025. Gold‑bearing structures at Fosterville extend onto these newly consolidated grounds, providing opportunities for near‑mine expansion drilling directly from existing underground infrastructure.

Fosterville has scheduled five-day quarterly shutdowns for regular mill maintenance in 2026.

FINLAND

Kittila Forecast	2025	2026	2027	2028
2025 Guidance (mid-point)	230,000	240,000	240,000	n/a
2026 Guidance (mid-point)	217,379 (actual)	220,000	225,000	250,000

				Production
				and Minesite
	Ore Milled		Gold Mill	Costs per
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)	Tonne
	2,037	3.99	84.2%	€116

At Kittila, the production guidance in 2026 and 2027 is modestly lower than Previous Guidance, reflecting adjustments to stope optimization and mining sequence following the productivity gains and cost improvements achieved over the past two years. Gold production in 2028 is expected to increase, supported by a higher-grade mining sequence and a planned 5% increase in mill throughput compared to 2025.

The increase in minesite costs per tonne in 2026 relative to 2025 is primarily driven by the higher royalty costs resulting from the stronger gold prices, as well as changes to Finland’s fiscal regime, including an increase in the mining tax from 0.6% to 2.5% of revenue and a higher electricity tax.

Kittila has planned major shutdowns in the first and fourth quarters of 2026 lasting 9 days and 15 days, respectively, for regular maintenance on the mill and autoclave and a five-day water treatment plant shutdown in the third quarter of 2026.

MEXICO

Pinos Altos Gold Production (oz)	2025	2026	2027	2028
2025 Guidance (mid-point)	80,000	80,000	90,000	n/a
2026 Guidance (mid-point)	81,734 (actual)	75,000	75,000	90,000

	Total Ore		Gold
2026 Guidance for Full Year 2026	(‘000 tonnes)	Gold (g/t)	Recovery (%)
	1,407	1.75	94.7%
	Production and
	Minesite Costs		Silver Mill
	per Tonne	Silver (g/t)	Recovery (%)
	$153	38.40	49.2%

At Pinos Altos, the production guidance in 2026 and 2027 has been revised modestly lower from Previous Guidance, reflecting a reduced mining rate at the Santo Nino deposit to accommodate more challenging ground conditions and performance observed in 2025. Production is expected to increase in 2028 compared to 2027, supported by the planned start of the Reyna de Plata East open pit in late 2027 and higher grades at Cubiro as per the mining sequence.

Capital Expenditures Guidance

In 2026, estimated capital expenditures (excluding capitalized exploration) are expected to be between $2.2 billion and $2.4 billion, which includes $960 million of sustaining capital expenditures and $1,325 million of development capital expenditures. In 2026, estimated capitalized exploration expenditures are expected to be between $290 million and $330 million.

This compares to the full year 2025 capital expenditures of $2.1 billion (which included $931 million of sustaining capital expenditures and $1,142 million of development capital expenditures) and capitalized exploration of $318 million. The overall increase in capital expenditures when compared to 2025 reflects reinvestment in the business to lay the groundwork for future growth through both development capital expenditures and capitalized exploration.

Forecast sustaining capital expenditures slightly higher year-over-year, reflecting an increase in deferred costs at Detour Lake related to a higher strip ratio phase in the mine plan, partially offset by lower deferred costs at the Barnat pit at Canadian Malartic and the Whale Tail pit at Meadowbank.

The increase in development capital expenditures expected in 2026 when compared to 2025 is primarily related to Meadowbank, the Detour Lake underground project and Macassa. At Meadowbank, underground deferred development increased relating to the life of mine extension to 2030. At Detour Lake, the Company plans to accelerate spending at the underground project, totalling approximately $60 million in 2026, relating to additional service and operational facilities, procurement of mobile equipment and the development of the conveyor‑ramp portal and ramp. These investments are designed to further de‑risk project construction and ramp-up and may allow the Company to accelerate development toward the main ore zones. At Macassa, the Company is upgrading the crushing circuit to optimize the mill throughput and investing in increasing its tailings storage capacity to support the higher throughput.

With the positive exploration results in 2025, the Company continues to be confident in the potential restart of mining operations at Hope Bay. Given the logistics of operating in Nunavut, the Company is planning to continue upgrading existing infrastructure and advance site preparedness for potential redevelopment. Total expected development capital expenditures of $1,325 million in 2026 include an initial $102 million relating to Hope Bay. If the project is approved for redevelopment in the second quarter of 2026, additional development capital expenditures ranging between $300 million and $350 million are expected for the remainder of 2026.

The table below sets out the expected capital expenditures (including capitalized exploration) in 2026, broken down between sustaining capital expenditures and development capital expenditures.

2026 Capital Expenditures Guidance

($ thousands)

	Capital Expenditures		Capitalized Exploration
	Sustaining	Development
	Capital	Capital	Sustaining	Development	Total
LaRonde	$99,200	$68,600	$3,800	$—	$171,600
Canadian Malartic	74,700	—	—	—	74,700
Odyssey	14,400	345,000	3,800	22,000	385,200
Goldex	34,000	31,900	2,300	4,300	72,500
Quebec	222,300	445,500	9,900	26,300	704,000
Detour Lake	304,500	291,200	—	31,300	627,000
Detour Lake underground	—	63,500	—	69,000	132,500
Macassa	54,600	136,300	2,500	34,000	227,400
Upper Beaver	—	62,000	—	56,100	118,100
Ontario	359,100	553,000	2,500	190,400	1,105,000
Meliadine	98,100	82,000	8,100	13,200	201,400
Meadowbank	69,500	85,700	—	1,300	156,500
Hope Bay	—	101,500	—	22,200	123,700
Nunavut	167,600	269,200	8,100	36,700	481,600
Fosterville	74,200	33,500	2,800	12,300	122,800
Kittila	77,900	—	6,400	7,700	92,000
Pinos Altos	41,500	8,300	3,100	—	52,900
San Nicolás (50%)	—	13,600	—	3,800	17,400
Other regional	17,400	1,900	—	—	19,300
Total Capital Expenditures	$960,000	$1,325,000	$32,800	$277,200	$2,595,000

Exploration and Corporate Development Expense Guidance

Exploration and corporate development expenses in 2026 are expected to be between $275 million and $305 million, based on mid-point guidance of $195 million for expensed exploration and $95 million for corporate development expenses. The guidance for 2026 increased by 40% compared to 2025 exploration and corporate development expenses, driven by higher spending on project studies (approximately $22 million), the extension of exploration drifts at LaRonde and a 50% increase in drilling metres (an additional 188 kilometres) across the portfolio, primarily focused on regional opportunities in Ontario, the Northern Territory in Australia and at Fosterville, Meadowbank and LaRonde.

Including capitalized exploration, the Company’s total exploration and corporate development program in 2026 is expected to be between $565 million and $635 million, with a mid-point of $600 million. The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Priorities for 2026 include continued drilling of the Detour Lake underground project, assessing the full potential of the Canadian Malartic property, supporting regional synergies in Abitibi and exploring Hope Bay.

A summary of the Company’s exploration and corporate development guidance for 2026 is set out below.

Summary of 2026 Exploration and Corporate Development Guidance

	Expensed Exploration		Capitalized Exploration
			Sustaining	Development
	($000s)	(000s m)	($000s)	($000s)	(000s m)
Quebec	$43,900	147.7	$9,900	$26,300	237.1
Ontario	27,400	102.3	2,500	76,400	413.3
Nunavut	51,500	116.5	8,100	28,900	144.5
Australia	26,700	111.6	2,800	12,300	49.3
Europe	15,000	45.0	6,400	7,700	77.7
Mexico	21,500	31.7	3,100	3,800	45.0
Other regions, joint ventures, G&A	9,800	—	—	—	—
Total Exploration	$195,800	554.8	$32,800	$155,400	966.9
Total Corporate Development	$94,200	—	$—	$—	—
Projects – Exploration Infrastructure*	$—	—	$—	$121,800	—
Total Exploration and Corporate Development Expenses	$290,000	554.8	$32,800	$277,200	966.9

*	Includes $62 million related to Detour Lake underground, $52 million related to Upper Beaver and $8 million related to Hope Bay

For further details on the Company’s 2026 exploration and corporate development guidance and plans for individual mines and projects, see the Company’s exploration news release dated February 12, 2026.

Fourth Quarter and Full Year 2025 Operating Results

Regional operating statistics and highlights for the fourth quarter and full year 2025 are set out below. See the MD&A under the caption “Financial and Operating Results” for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

ABITIBI REGION, QUEBEC

Continued Strong Operational Performance; Record Quarterly and Annual Throughput at Goldex

Abitibi Quebec – Operating Statistics

							Consolidated
			Canadian				Abitibi
Three Months Ended December 31, 2025	LaRonde		Malartic		Goldex		Quebec
Tonnes of ore milled (thousands)		692		5,204		847		6,743
Tonnes of ore milled per day		7,522		56,565		9,207		73,294
Gold grade (g/t)		3.85		1.01		1.44		1.36
Gold production (ounces)		80,290		153,433		32,992		266,715
Production costs per tonne (C$)	C$	239	C$	34	C$	67	C$	59
Minesite costs per tonne (C$)	C$	177	C$	43	C$	67	C$	60
Production costs per ounce		$1,480		$842		$1,232		$1,082
Total cash costs per ounce		$851		$1,033		$1,015		$976

							Consolidated
			Canadian				Abitibi
Year Ended December 31, 2025	LaRonde		Malartic		Goldex		Quebec
Tonnes of ore milled (thousands)		2,805		20,123		3,301		26,229
Tonnes of ore milled per day		7,685		55,132		9,044		71,861
Gold grade (g/t)		4.08		1.08		1.40		1.44
Gold production (ounces)		344,555		642,612		125,501		1,112,668
Production costs per tonne (C$)	C$	179	C$	34	C$	63	C$	53
Minesite costs per tonne (C$)	C$	166	C$	43	C$	64	C$	59
Production costs per ounce		$1,045		$760		$1,187		$896
Total cash costs per ounce		$829		$946		$1,002		$917

Regional Highlights

•

Gold production in the quarter was higher than planned primarily as a result of higher grades at the LaRonde mine and at the Barnat pit at Canadian Malartic. The higher grades at LaRonde were primarily as a result of higher-than-expected grade in the West mine area. The higher gold grades at Canadian Malartic were a result of the continued mining of mineralized zones near historical underground stopes in the Barnat pit that returned higher grades than anticipated

•

At LZ5, the Company continued its automation initiatives and achieved its automation targets. For the full year 2025, approximately 22% of the ore hauled to surface was moved using automated scoops and trucks, exceeding the production target of 3,500 tpd

•

At Odyssey, total development during both the quarter and the full year 2025 was a record at approximately 5,419 metres and 19,311 metres, respectively. Gold production was slightly below plan at 16,289 ounces resulting from lower ore production resulting from increased waste extraction at East Gouldie. Gold production of 87,812 ounces was a record for the full year 2025

•

At Goldex, record quarterly tonnage (approximately 846,800 tonnes) was processed for the third consecutive quarter, driven by record total tonnage processed from Akasaba West of approximately 229,000 tonnes

•	An update on Odyssey and the “fill-the-mill” strategy is set out in the Update on Key Value Drivers and Pipeline Projects section above

ABITIBI REGION, ONTARIO

Record Annual Mill Throughput at Detour Lake; Higher Grades Drive Record Annual Production at Macassa

Abitibi Ontario – Operating Statistics

					Consolidated
Three Months Ended December 31, 2025	Detour Lake		Macassa		Abitibi Ontario
Tonnes of ore milled (thousands)		7,052		149		7,201
Tonnes of ore milled per day		76,652		1,620		78,272
Gold grade (g/t)		0.96		12.99		1.21
Gold production (ounces)		195,026		60,505		255,531
Production costs per tonne (C$)	C$	27	C$	697	C$	41
Minesite costs per tonne (C$)	C$	32	C$	795	C$	48
Production costs per ounce		$707		$1,239		$833
Total cash costs per ounce		$838		$1,417		$975

					Consolidated
Year Ended December 31, 2025	Detour Lake		Macassa		Abitibi Ontario
Tonnes of ore milled (thousands)		27,869		573		28,442
Tonnes of ore milled per day		76,353		1,570		77,923
Gold grade (g/t)		0.86		17.42		1.19
Gold production (ounces)		692,675		312,729		1,005,404
Production costs per tonne (C$)	C$	28	C$	540	C$	39
Minesite costs per tonne (C$)	C$	30	C$	604	C$	42
Production costs per ounce		$816		$709		$783
Total cash costs per ounce		$879		$793		$852

Regional Highlights

•	Gold production in the quarter was in line with plan at both Detour Lake and Macassa
•

At Detour Lake, gold production increased from the previous quarter due to higher gold grades in and around the historical underground workings in the Phase 4 area. In 2025, gold production at Detour Lake was lower than expected as the mining operations were affected by challenging abnormal weather conditions early in the year and slower progress around the historical underground workings, resulting in lower than planned run-of-mine ore tonnes. The shortfall in volume of ore was supplemented by ore from low grade stockpiles. The updated outlook for 2026 and 2027 reflects adjustments to the mining sequence and mining rate following delays encountered in 2025

•

At Macassa, gold grades were higher than anticipated at three stopes. This partially offset lower mill throughput caused by a planned 5-day mill shutdown and a delay in processing ore from the AK deposit while the Company awaits the approval of a permit amendment to process the ore at the LZ5 processing facility. The Company expects to receive the permit in the first quarter of 2026

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Update on Key Value Drivers and Pipeline Projects section above

NUNAVUT

Record Annual Throughput at Meliadine and Strong Annual Gold Production at Meadowbank

Nunavut - Operating Statistics

					Consolidated
Three Months Ended December 31, 2025	Meliadine		Meadowbank		Nunavut
Tonnes of ore milled (thousands)		621		1,035		1,656
Tonnes of ore milled per day		6,750		11,250		18,000
Gold grade (g/t)		4.82		3.85		4.21
Gold production (ounces)		93,735		115,101		208,836
Production costs per tonne (C$)	C$	267	C$	210	C$	231
Minesite costs per tonne (C$)	C$	234	C$	211	C$	219
Production costs per ounce		$1,278		$1,356		$1,321
Total cash costs per ounce		$1,117		$1,351		$1,246

					Consolidated
Year Ended December 31, 2025	Meliadine		Meadowbank		Nunavut
Tonnes of ore milled (thousands)		2,351		3,941		6,292
Tonnes of ore milled per day		6,441		11,660		18,101
Gold grade (g/t)		5.14		4.29		4.61
Gold production (ounces)		376,346		493,314		869,660
Production costs per tonne (C$)	C$	238	C$	195	C$	211
Minesite costs per tonne (C$)	C$	237	C$	194	C$	210
Production costs per ounce		$1,069		$1,120		$1,098
Total cash costs per ounce		$1,067		$1,110		$1,091

Regional Highlights

•

Gold production in the quarter was in line with forecast as a result of stronger throughput at both the Meliadine and Meadowbank mills, partially offset by lower than expected grades. The mills achieved strong performance, with shutdowns of four and five days at Meliadine and Meadowbank, respectively, completed as planned

•

At Meliadine, as a result of mill optimization initiatives after the completion of the Phase 2 mill expansion, the mill continued to exceed the targeted annual throughput rate of 6,250 tpd, achieving quarterly throughput of 6,750 tpd in the fourth quarter and 6,441 tpd for the full year. Gold grades were lower in the quarter as a result of a change mining sequence

•

At Meadowbank, the mill achieved strong throughput during the quarter driven by more ore tonnes from both the open pit and underground operations. Gold grades were lower in the quarter as a result of a change mining sequence at the underground operation

•	An update on Hope Bay is set out in the Update on Key Value Drivers and Pipeline Projects section above

AUSTRALIA

Annual Gold Production Strengthened by Higher Grades; Updated Mine Plan Increases Production in 2028

Fosterville – Operating Statistics	Three Months Ended		Year Ended December
	December 31, 2025		31, 2025
Tonnes of ore milled (thousands)		177		726
Tonnes of ore milled per day		1,924		1,989
Gold grade (g/t)		6.08		7.20
Gold production (ounces)		32,367		160,522
Production costs per tonne (A$)	A$	321	A$	310
Minesite costs per tonne (A$)	A$	335	A$	320
Production costs per ounce		$1,152		$912
Total cash costs per ounce		$1,202		$937

Highlights

•	Gold production for the quarter was in line with plan, with higher gold grades offset by lower throughput. The higher grades were a result of mine sequencing
•

The Company is implementing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. Major fan components have been installed and electrical installation is ongoing. Commissioning is expected to be completed in the first quarter of 2026

•

As gold grades continue to decline with the depletion of the high-grade Swan zone, the Company has advanced a plan to increase mining and milling rates to support annual production of 170,000 to 190,000 ounces of gold starting in 2028. Further details on this updated mine plan are set out in the Updated Three-Year Operational Guidance Plan above

FINLAND

Record Mill Throughput in 2025; Costs Continue to Benefit from Cost Optimization Initiatives

Kittila – Operating Statistics	Three Months Ended	Year Ended December
	December 31, 2025	31, 2025
Tonnes of ore milled (thousands)	543	2,105
Tonnes of ore milled per day	5,902	5,767
Gold grade (g/t)	3.89	3.91
Gold production (ounces)	54,964	217,379
Production costs per tonne (€)	€101	€99
Minesite costs per tonne (€)	€102	€100
Production costs per ounce	$1,157	$1,087
Total cash costs per ounce	$1,146	$1,081

Highlights

•

Gold production in the quarter was slightly below plan, driven primarily by lower grades, partially offset by higher mill throughput driven by improved mill runtime and strong mine performance. Lower gold grades reflect changes to the mining sequence

•

The higher throughput was supported by better than planned ore extracted during the quarter. The mine continues to realize productivity gains through sustained improvement efforts over the past year as demonstrated by record ore extracted in 2025

•

Minesite costs per tonne continue to demonstrate the benefits of continuous improvement initiatives. Minesite costs per tonne for the full year 2025 decreased by approximately 4%, from €103 to €99 per tonne, when compared to the prior-year period. This decrease was achieved despite the increase in royalty costs per tonne of approximately €2 due to higher gold prices in 2025 compared to the prior year

MEXICO

Operational Performance at Cubiro Drives Solid Gold Production

Pinos Altos – Operating Statistics	Three Months Ended	Year Ended December
	December 31, 2025	31, 2025
Tonnes of ore milled (thousands)	467	1,720
Tonnes of ore milled per day	5,076	4,712
Gold grade (g/t)	1.55	1.55
Gold production (ounces)	22,195	81,734
Production costs per tonne	$122	$120
Minesite costs per tonne	$130	$122
Production costs per ounce	$2,572	$2,518
Total cash costs per ounce	$1,977	$2,006

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to “Canadian Malartic”, “Goldex”, “LaRonde” and “Meadowbank” are to the Company’s operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining and processing operations at LZ5. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms “including” and “such as” mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company’s website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including “total cash costs per ounce”, “minesite costs per tonne”, “all-in sustaining costs per ounce” (or “AISC per ounce”), “adjusted net income”, “adjusted net income per share”, “cash provided by operating activities before changes in non-cash components of working capital”, “cash provided by operating activities before changes in non-cash components of working capital per share”, “EBITDA” which means earnings before interest, taxes, depreciation and amortization, “adjusted EBITDA”, “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “operating margin”, “sustaining capital expenditures”, “development capital expenditures”, “sustaining capitalized exploration”, “development capitalized exploration” and “net cash (debt)”, as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures and ratios reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. See below for a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS Accounting Standards.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Total Cash Costs per Ounce

Total cash costs per ounce is reported on a per ounce of gold produced basis on both a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce of gold produced on a by-product basis for periods ending on or before December 31, 2025 are calculated by adjusting production costs as recorded in the consolidated statements of income for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company will additionally adjust production costs for the NTI Payment (as discussed further below), which adjustment will only affect this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company’s calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change. Where this amended composition is used and the change affects the quantum of total cash costs per ounce, this news release indicates this by referring to the non-GAAP measure as “total cash costs per ounce (revised)”.

For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including “total cash costs per ounce”, to adjust for the NTI Payment. The NTI Payment is the payment to Nunavut Tunngavik Inc. under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin. NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the “Crown royalty”) under the Nunavut Mining Regulations (the “NMR”). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics as the payments under the Crown royalty. Accordingly, to ensure comparability across the Company’s mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable.

Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this news release, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company’s primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the Company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite Costs per Tonne

Minesite costs per tonne for periods ending on or before December 31, 2025 are calculated by adjusting production costs as recorded in the consolidated statements of income for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company will additionally adjust production costs for the NTI Payment (as discussed above in “Total Cash Costs per Ounce”), which adjustment will only affect minesite costs per tonne at Meadowbank and for the Nunavut region. The Company’s calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. Where this amended composition is used and the change affects the quantum of minesite costs per tonne, this news release indicates this by referring to the non-GAAP measure as “minesite costs per tonne (revised)”.

As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company’s mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the production costs per minesite for the three and twelve months ended December 31, 2025 and December 31, 2024, as presented in the consolidated statements of income in accordance with IFRS Accounting Standards.

Total Production Costs by Mine

	Three Months Ended		Year Ended
	December 31,		December 31,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde	118,862	67,954	360,025	319,495
Canadian Malartic	129,135	132,144	488,160	532,037
Goldex	40,650	29,446	148,952	129,977
Quebec	288,647	229,544	997,137	981,509
Detour Lake	137,964	117,713	565,439	497,079
Macassa	74,974	54,608	221,718	201,371
Ontario	212,938	172,321	787,157	698,450
Meliadine	119,808	95,817	402,385	350,280
Meadowbank	156,061	110,583	552,470	463,464
Nunavut	275,869	206,400	954,855	813,744
Fosterville	37,288	32,221	146,382	147,045
Australia	37,288	32,221	146,382	147,045
Kittila	63,579	50,799	236,238	227,334
Finland	63,579	50,799	236,238	227,334
Pinos Altos	57,085	45,251	205,808	168,231
La India	—	10,322	—	49,767
Mexico	57,085	55,573	205,808	217,998
Corporate and Other	9,037	—	13,107	—
Production costs per the consolidated statements of income	$944,443	$746,858	$3,340,684	$3,086,080

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and twelve months ended December 31, 2025 and December 31, 2024, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended December 31, 2025

(United States dollars in thousands, except per ounce measures or as otherwise noted)

												Total cash
								Total cash		Total cash		costs per
	Payable				Realized		Smelting,	costs per		costs per		ounce
	gold		Production		(gains)	In-kind	refining and	ounce (co-	Impact of	ounce (by-		(revised)
	production	Production	costs per	Inventory	and losses	royalty	marketing	product	by-product	product	NTI	(by-product
Mine	(ounces)(i)	costs	ounce	adjustments(ii)	on hedges	costs(iii)	charges	basis)	metals	basis)	Payment(iv)	basis)(v)
LaRonde	80,290	118,862	1,480	(24,761)	248	—	4,579	1,232	(30,628)	851	—	851
Canadian Malartic	153,433	129,135	842	1,416	473	32,719	625	1,071	(5,886)	1,033	—	1,033
Goldex	32,992	40,650	1,232	(130)	105	—	1,243	1,269	(8,366)	1,015	—	1,015
Quebec	266,715	288,647	1,082	(23,475)	826	32,719	6,447	1,144	(44,880)	976	—	976
Detour Lake	195,026	137,964	707	11,492	580	14,448	783	847	(1,811)	838	—	838
Macassa	60,505	74,974	1,239	6,555	250	4,071	221	1,423	(354)	1,417	—	1,417
Ontario	255,531	212,938	833	18,047	830	18,519	1,004	984	(2,165)	975	—	975
Meliadine	93,735	119,808	1,278	(15,290)	310	—	118	1,120	(236)	1,117	—	1,117
Meadowbank	115,101	156,061	1,356	787	403	—	141	1,367	(1,869)	1,351	(39,765)	1,006
Nunavut	208,836	275,869	1,321	(14,503)	713	—	259	1,256	(2,105)	1,246	(39,765)	1,056
Fosterville	32,367	37,288	1,152	1,730	(31)	—	42	1,206	(139)	1,202	—	1,202
Australia	32,367	37,288	1,152	1,730	(31)	—	42	1,206	(139)	1,202	—	1,202
Kittila	54,964	63,579	1,157	811	(1,066)	—	(55)	1,151	(270)	1,146	—	1,146
Finland	54,964	63,579	1,157	811	(1,066)	—	(55)	1,151	(270)	1,146	—	1,146
Pinos Altos	22,195	57,085	2,572	4,239	(703)	—	388	2,749	(17,131)	1,977	—	1,977
Mexico	22,195	57,085	2,572	4,239	(703)	—	388	2,749	(17,131)	1,977	—	1,977
Corporate and Other(vi)	—	9,037	—	(9,037)	—	—	—	—	—	—	—	—
Consolidated	840,608	944,443	1,113	(22,188)	569	51,238	8,085	1,168	(66,690)	1,089	(39,765)	1,042

Notes:

(i)

Gold production for the three months ended December 31, 2025 excludes 925 ounces of payable production of gold at La India and 70 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 7,026 ounces of gold recovered at Hope Bay.

(ii)

Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended December 31, 2025 is $3.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iv)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “total cash costs per ounce” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce.

(v)

For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “total cash costs per ounce” and “total cash costs per ounce (revised)” are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2025, total cash costs per ounce (revised) on a co-product basis were $1,022 at Meadowbank, $1,066 for the Nunavut region and $1,121 for the consolidated Company.

(vi)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Three Months Ended December 31, 2024

(United States dollars in thousands, except per ounce measures or as otherwise noted)

												Total cash
							Smelting,	Total cash		Total cash		costs per
	Payable				Realized		refining	costs per		costs per		ounce
	gold		Production		(gains)	In-kind	and	ounce (co-	Impact of	ounce (by-		(revised)
	production	Production	costs per	Inventory	and losses	royalty	marketing	product	by-product	product	NTI	(by-product
Mine	(ounces)	costs	ounce	adjustments(i)	on hedges	costs(ii)	charges	basis)	metals	basis)	Payment(iv)	basis)(v)
LaRonde	90,447	67,954	751	19,352	1,009	—	3,921	1,020	(16,812)	834	—	834
Canadian Malartic	146,485	132,144	902	(3,273)	2,101	19,998	(60)	1,030	(2,441)	1,014	—	1,014
Goldex	32,341	29,446	910	2,920	447	—	1,050	1,047	(6,093)	859	—	859
Quebec	269,273	229,544	852	18,999	3,557	19,998	4,911	1,029	(25,346)	935	—	935
Detour Lake	179,061	117,713	657	5,947	2,320	9,626	569	761	(1,046)	755	—	755
Macassa	76,336	54,608	715	(4,645)	920	3,248	240	712	(358)	708	—	708
Ontario	255,397	172,321	675	1,302	3,240	12,874	809	747	(1,404)	741	—	741
Meliadine	94,648	95,817	1,012	822	1,553	—	150	1,039	(210)	1,037	—	1,037
Meadowbank	117,024	110,583	945	4,052	2,122	—	5	998	(1,186)	988	(5,591)	940
Nunavut	211,672	206,400	975	4,874	3,675	—	155	1,016	(1,396)	1,010	(5,591)	984
Fosterville	37,139	32,221	868	266	216	—	18	881	(103)	878	—	878
Australia	37,139	32,221	868	266	216	—	18	881	(103)	878	—	878
Kittila	51,893	50,799	979	2,382	289	—	(51)	1,029	(194)	1,026	—	1,026
Finland	51,893	50,799	979	2,382	289	—	(51)	1,029	(194)	1,026	—	1,026
Pinos Altos	18,583	45,251	2,435	(1,557)	68	—	307	2,371	(8,368)	1,921	—	1,921
Creston Mascota	54	—	—	—	—	—	—	—	—	—	—	—
La India	3,390	10,322	3,045	(4,102)	—	—	46	1,848	(47)	1,835	—	1,835
Mexico	22,027	55,573	2,523	(5,659)	68	—	353	2,285	(8,415)	1,903	—	1,903
Consolidated	847,401	746,858	881	22,164	11,045	32,872	6,195	966	(36,858)	923	(5,591)	916

Notes:

(i)

Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended December 31, 2024 is $5.8 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “total cash costs per ounce” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce.

(iv)

For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “total cash costs per ounce” and “total cash costs per ounce (revised)” are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2024, total cash costs per ounce (revised) on a co-product basis were $950 at Meadowbank, $990 for the Nunavut region and $959 for the consolidated Company.

Year Ended December 31, 2025

(United States dollars in thousands, except per ounce measures or as otherwise noted)

												Total cash
					Realized		Smelting,	Total cash		Total cash		costs per
	Payable				(gains)		refining	costs per	Impact of	costs per		ounce
	gold		Production		and	In-kind	and	ounce (co-	by-	ounce (by-		(revised)
	production	Production	costs per	Inventory	losses on	royalty	marketing	product	product	product	NTI	(by-product
Mine	(ounces)(i)	costs	ounce	adjustments(ii)	hedges	costs(iii)	charges	basis)	metals	basis)	Payment(iv)	basis)(v)
LaRonde	344,555	360,025	1,045	(6,001)	980	—	14,251	1,072	(83,607)	829	—	829
Canadian Malartic	642,612	488,160	760	19,122	1,461	112,464	1,468	969	(14,566)	946	—	946
Goldex	125,501	148,952	1,187	2,288	413	—	4,382	1,243	(30,280)	1,002	—	1,002
Quebec	1,112,668	997,137	896	15,409	2,854	112,464	20,101	1,032	(128,453)	917	—	917
Detour Lake	692,675	565,439	816	(1,863)	1,226	44,714	5,167	887	(6,135)	879	—	879
Macassa	312,729	221,718	709	11,146	987	15,559	492	799	(2,016)	793	—	793
Ontario	1,005,404	787,157	783	9,283	2,213	60,273	5,659	860	(8,151)	852	—	852
Meliadine	376,346	402,385	1,069	(980)	1,038	—	220	1,070	(1,091)	1,067	—	1,067
Meadowbank	493,314	552,470	1,120	(586)	1,318	—	539	1,122	(6,402)	1,110	(90,004)	928
Nunavut	869,660	954,855	1,098	(1,566)	2,356	—	759	1,100	(7,493)	1,091	(90,004)	988
Fosterville	160,522	146,382	912	4,554	(59)	—	124	941	(567)	937	—	937
Australia	160,522	146,382	912	4,554	(59)	—	124	941	(567)	937	—	937
Kittila	217,379	236,238	1,087	2,199	(2,624)	—	(214)	1,084	(703)	1,081	—	1,081
Finland	217,379	236,238	1,087	2,199	(2,624)	—	(214)	1,084	(703)	1,081	—	1,081
Pinos Altos	81,734	205,808	2,518	6,058	(1,234)	—	1,282	2,593	(47,945)	2,006	—	2,006
Mexico	81,734	205,808	2,518	6,058	(1,234)	—	1,282	2,593	(47,945)	2,006	—	2,006
Corporate and Other(vi)	—	13,107	—	(13,107)	—	—	—	—	—	—	—	—
Consolidated	3,447,367	3,340,684	965	22,830	3,506	172,737	27,711	1,035	(193,312)	979	(90,004)	953

Notes:

(i)

Gold production for the year ended December 31, 2025 excludes 4,539 ounces of payable production of gold at La India and 323 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 9,468 ounces of gold recovered at Hope Bay.

(ii)

Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2025 is $9.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iv)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “total cash costs per ounce” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce.

(v)

For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “total cash costs per ounce” and “total cash costs per ounce (revised)” are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2025, total cash costs per ounce (revised) on a co-product basis were $940 at Meadowbank, $997 for the Nunavut region and $1,009 for the consolidated Company.

(vi)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Year Ended December 31, 2024

(United States dollars in thousands, except per ounce measures or as otherwise noted)

												Total cash
							Smelting,	Total cash		Total cash		costs per
	Payable				Realized		refining	costs per	Impact	costs per		ounce
	gold		Production		(gains)	In-kind	and	ounce (co-	of by-	ounce (by-		(revised)
	production	Production	costs per	Inventory	and losses	royalty	marketing	product	product	product	NTI	(by-product
Mine	(ounces)	costs	ounce	adjustments(i)	on hedges	costs(ii)	charges	basis)	metals	basis)	Payment(iii)	basis(iv)
LaRonde	306,750	319,495	1,042	10,280	1,840	—	15,552	1,132	(57,287)	945	—	945
Canadian Malartic	655,654	532,037	811	3,803	4,138	77,504	726	943	(8,386)	930	—	930
Goldex	130,813	129,977	994	2,438	816	—	3,009	1,041	(15,452)	923	—	923
Quebec	1,093,217	981,509	898	16,521	6,794	77,504	19,287	1,008	(81,125)	933	—	933
Detour Lake	671,950	497,079	740	(1,348)	4,714	32,072	5,716	801	(3,049)	796	—	796
Macassa	279,384	201,371	721	(3,607)	1,679	10,082	482	752	(1,020)	748	—	748
Ontario	951,334	698,450	734	(4,955)	6,393	42,154	6,198	787	(4,069)	782	—	782
Meliadine	378,886	350,280	924	3,279	3,165	—	250	942	(860)	940	—	940
Meadowbank	504,719	463,464	918	9,464	4,624	—	(41)	946	(4,138)	938	(21,435)	896
Nunavut	883,605	813,744	921	12,743	7,789	—	209	944	(4,998)	938	(21,435)	914
Fosterville	225,203	147,045	653	(1,011)	222	—	70	650	(565)	647	—	647
Australia	225,203	147,045	653	(1,011)	222	—	70	650	(565)	647	—	647
Kittila	218,860	227,334	1,039	(1,172)	151	—	(212)	1,033	(483)	1,031	—	1,031
Finland	218,860	227,334	1,039	(1,172)	151	—	(212)	1,033	(483)	1,031	—	1,031
Pinos Altos	88,433	168,231	1,902	678	68	—	1,287	1,925	(34,924)	1,530	—	1,530
Creston Mascota	104	—	—	—	—	—	—	—	—	—	—	—
La India	24,580	49,767	2,025	(1,322)	—	—	401	1,987	(1,038)	1,945	—	1,945
Mexico	113,117	217,998	1,927	(644)	68	—	1,688	1,937	(35,962)	1,619	—	1,619
Consolidated	3,485,336	3,086,080	885	21,482	21,417	119,658	27,240	940	(127,202)	903	(21,435)	897

Notes:

(i)

Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2024 is $5.8 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “total cash costs per ounce” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce.

(iv)

For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “total cash costs per ounce” and “total cash costs per ounce (revised)” are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2024, total cash costs per ounce (revised) on a co-product basis were $904 at Meadowbank, $920 for the Nunavut region and $934 for the consolidated Company.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended December 31, 2025

(thousands, except per tonne measures or as otherwise noted)

											Smelting,						Minesite
					Production						refining and		Minesite				costs per
			Production		costs per		Inventory		In-kind		marketing		costs per		NTI		tonne
	Tonnes of		costs		tonne		adjustments		royalty costs		charges		tonne		Payment		(revised)
	ore milled	Production	(local		(local		(local		(local		(local		(local		(local		(local
Mine	(thousands)	costs ($)	currency)		currency)		currency)(i)		currency)(ii)		currency)		currency)		currency)(iii)		currency)(iv)
LaRonde	692	$118,862	C$	165,522	C$	239	C$	(34,613)	C$	—	C$	(8,304)	C$	177	C$	—	C$	177
Canadian Malartic	5,204	$129,135	C$	178,479	C$	34	C$	2,067	C$	45,492	C$	—	C$	43	C$	—	C$	43
Goldex	847	$40,650	C$	56,502	C$	67	C$	(134)	C$	—	C$	—	C$	67	C$	—	C$	67
Quebec	6,743	$288,647	C$	400,503	C$	59	C$	(32,680)	C$	45,492	C$	(8,304)	C$	60	C$	—	C$	60
Detour Lake	7,052	$137,964	C$	191,204	C$	27	C$	15,844	C$	20,064	C$	—	C$	32	C$	—	C$	32
Macassa	149	$74,974	C$	104,131	C$	697	C$	8,961	C$	5,657	C$	—	C$	795	C$	—	C$	795
Ontario	7,201	$212,938	C$	295,335	C$	41	C$	24,805	C$	25,721	C$	—	C$	48	C$	—	C$	48
Meliadine	621	$119,808	C$	165,888	C$	267	C$	(20,784)	C$	—	C$	—	C$	234	C$	—	C$	234
Meadowbank	1,035	$156,061	C$	217,208	C$	210	C$	978	C$	—	C$	—	C$	211	C$	(55,345)	C$	158
Nunavut	1,656	$275,869	C$	383,096	C$	231	C$	(19,806)	C$	—	C$	—	C$	219	C$	(55,345)	C$	186
Fosterville	177	$37,288	A$	56,741	A$	321	A$	2,584	A$	—	A$	—	A$	335	A$	—	A$	335
Australia	177	$37,288	A$	56,741	A$	321	A$	2,584	A$	—	A$	—	A$	335	A$	—	A$	335
Kittila	543	$63,579		€54,592		€101		€668		€—		€—		€102		€—		€102
Finland	543	$63,579		€54,592		€101		€668		€—		€—		€102		€—		€102
Pinos Altos	467	$57,085		$57,085		$122		$3,536		$—		$—		$130		$—		$130
Mexico	467	$57,085		$57,085		$122		$3,536		$—		$—		$130		$—		$130

Notes:

(i)

This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended December 31, 2025 is C$4.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “minesite costs per tonne” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne.

(iv)	For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “minesite costs per tonne” and “minesite costs per tonne (revised)” are the same.

Three Months Ended December 31, 2024

(thousands, except per tonne measures or as otherwise noted)

											Smelting,						Minesite
					Production						refining and						costs per
					costs per		Inventory		In-kind		marketing		Minesite		NTI		tonne
	Tonnes of		Production		tonne		adjustments		royalty costs		charges		costs per		Payment		(revised)
	ore milled	Production	costs (local		(local		(local		(local		(local		tonne (local		(local		(local
Mine	(thousands)	costs ($)	currency)		currency)		currency)(i)		currency)(ii)		currency)		currency)		currency)(iii)		currency)(iv)
LaRonde	802	$67,954	C$	94,608	C$	118	C$	26,811	C$	—	C$	(4,131)	C$	146	C$	—	C$	146
Canadian Malartic	5,100	$132,144	C$	183,826	C$	36	C$	(3,782)	C$	27,919	C$	—	C$	41	C$	—	C$	41
Goldex	812	$29,446	C$	41,201	C$	51	C$	4,282	C$	—	C$	—	C$	56	C$	—	C$	56
Quebec	6,714	$229,544	C$	319,635	C$	48	C$	27,311	C$	27,919	C$	(4,131)	C$	55	C$	—	C$	55
Detour Lake	7,086	$117,713	C$	163,506	C$	23	C$	9,164	C$	13,587	C$	—	C$	26	C$	—	C$	26
Macassa	154	$54,608	C$	76,615	C$	498	C$	(6,073)	C$	4,595	C$	—	C$	489	C$	—	C$	489
Ontario	7,240	$172,321	C$	240,121	C$	33	C$	3,091	C$	18,182	C$	—	C$	36	C$	—	C$	36
Meliadine	516	$95,817	C$	133,149	C$	257	C$	2,854	C$	—	C$	—	C$	263	C$	—	C$	263
Meadowbank	999	$110,583	C$	154,295	C$	154	C$	6,764	C$	—	C$	—	C$	161	C$	(7,802)	C$	153
Nunavut	1,515	$206,400	C$	287,444	C$	190	C$	9,618	C$	—	C$	—	C$	196	C$	(7,802)	C$	191
Fosterville	158	$32,221	A$	50,159	A$	319	A$	788	A$	—	A$	—	A$	325	A$	—	A$	325
Australia	158	$32,221	A$	50,159	A$	317	A$	788	A$	—	A$	—	A$	325	A$	—	A$	325
Kittila	476	$50,799		€47,910		€100		€2,721		€—		€—		€106		€—		€106
Finland	476	$50,799		€47,910		€100		€2,721		€—		€—		€106		€—		€106
Pinos Altos	381	$45,251		$45,251		$119		$(1,489)		$—		$—		$115		$—		$115
La India(V)	—	$10,322		$10,322		$—		$(10,322)		$—		$—		$—		$—		$—
Mexico	381	$55,573		$55,573		$146		$(11,811)		$—		$—		$115		$—		$115

Notes:

(i)

This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended December 31, 2024 is C$8.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “minesite costs per tonne” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne.

(iv)	For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “minesite costs per tonne” and “minesite costs per tonne (revised)” are the same.
(v)

La India’s cost calculations per tonne for the three months ended December 31, 2024 exclude approximately $10.3 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

Year Ended December 31, 2025

(thousands, except per tonne measures or as otherwise noted)

											Smelting,						Minesite
									In-kind		refining and		Minesite				costs per
			Production		Production		Inventory		royalty		marketing		costs per		NTI		tonne
	Tonnes of		costs		costs per		adjustments		costs		charges		tonne		Payment		(revised)
	ore milled	Production	(local		tonne (local		(local		(local		(local		(local		(local		(local
Mine	(thousands)	costs ($)	currency)		currency)		currency)(i)		currency)(ii)		currency)		currency)		currency)(iii)		currency)(iv)
LaRonde	2,805	360,025	C$	502,885	C$	179	C$	(8,668)	C$	—	C$	(28,060)	C$	166	C$	—	C$	166
Canadian Malartic	20,123	488,160	C$	677,283	C$	34	C$	26,400	C$	156,954	C$	—	C$	43	C$	—	C$	43
Goldex	3,301	148,952	C$	207,895	C$	63	C$	3,062	C$	—	C$	—	C$	64	C$	—	C$	64
Quebec	26,229	997,137	C$	1,388,063	C$	53	C$	20,794	C$	156,954	C$	(28,060)	C$	59	C$	—	C$	59
Detour Lake	27,869	565,439	C$	788,172	C$	28	C$	(3,108)	C$	62,362	C$	—	C$	30	C$	—	C$	30
Macassa	573	221,718	C$	309,381	C$	540	C$	15,225	C$	21,718	C$	—	C$	604	C$	—	C$	604
Ontario	28,442	787,157	C$	1,097,553	C$	39	C$	12,117	C$	84,080	C$	—	C$	42	C$	—	C$	42
Meliadine	2,351	402,385	C$	560,026	C$	238	C$	(2,275)	C$	—	C$	—	C$	237	C$	—	C$	237
Meadowbank	3,941	552,470	C$	768,109	C$	195	C$	(1,616)	C$	—	C$	—	C$	194	C$	(125,132)	C$	162
Nunavut	6,292	954,855	C$	1,328,135	C$	211	C$	(3,891)	C$	—	C$	—	C$	210	C$	(125,132)	C$	190
Fosterville	726	146,382	A$	225,362	A$	310	A$	6,729	A$	—	A$	—	A$	320	A$	—	A$	320
Australia	726	146,382	A$	225,362	A$	310	A$	6,729	A$	—	A$	—	A$	320	A$	—	A$	320
Kittila	2,105	236,238		€209,121		€99		€867		€—		€—		€100		€—		€100
Finland	2,105	236,238		€209,121		€99		€867		€—		€—		€100		€—		€100
Pinos Altos	1,720	205,808		$205,808		$120		$4,824		$—		$—		$122		$—		$122
Mexico	1,720	205,808		$205,808		$120		$4,824		$—		$—		$122		$—		$122

Notes:

(i)

This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2025 is C$12.9 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “minesite costs per tonne” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne.

(iv)	For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “minesite costs per tonne” and “minesite costs per tonne (revised)” are the same.

Year Ended December 31, 2024

(thousands, except per tonne measures or as otherwise noted)

																	Minesite
									In-kind		Smelting,						costs per
			Production		Production		Inventory		royalty		refining and		Minesite		NTI		tonne
	Tonnes of		costs		costs per		adjustments		costs		marketing		costs per		Payment		(revised)
	ore milled	Production	(local		tonne (local		(local		(local		charges (local		tonne (local		(local		(loca
Mine	(thousands)	costs ($)	currency)		currency)		currency)(i)		currency)(ii)		currency)		currency)		currency)(iii)		currency)(iv)
LaRonde	2,849	319,495	C$	436,230	C$	153	C$	15,934	C$	—	C$	(12,150)	C$	154	C$	—	C$	154
Canadian Malartic	20,317	532,037	C$	726,836	C$	36	C$	6,048	C$	106,163	C$	—	C$	41	C$	—	C$	41
Goldex	3,076	129,977	C$	177,816	C$	58	C$	3,702	C$	—	C$	—	C$	59	C$	—	C$	59
Quebec	26,242	981,509	C$	1,340,882	C$	51	C$	25,684	C$	106,163	C$	(12,150)	C$	56	C$	—	C$	56
Detour Lake	27,462	497,079	C$	678,877	C$	25	C$	(458)	C$	44,125	C$	—	C$	26	C$	—	C$	26
Macassa	574	201,371	C$	276,532	C$	482	C$	(4,605)	C$	13,896	C$	—	C$	498	C$	—	C$	498
Ontario	28,036	698,450	C$	955,409	C$	34	C$	(5,063)	C$	58,021	C$	—	C$	36	C$	—	C$	36
Meliadine	1,966	350,280	C$	478,335	C$	243	C$	6,578	C$	—	C$	—	C$	247	C$	—	C$	247
Meadowbank	4,143	463,464	C$	632,661	C$	153	C$	14,234	C$	—	C$	—	C$	156	C$	(29,261)	C$	149
Nunavut	6,109	813,744	C$	1,110,996	C$	182	C$	20,812	C$	—	C$	—	C$	185	C$	(29,261)	C$	180
Fosterville	810	147,045	A$	224,121	A$	277	A$	(1,253)	A$	—	A$	—	A$	276	A$	—	A$	276
Australia	810	147,045	A$	224,121	A$	277	A$	(1,253)	A$	—	A$	—	A$	276	A$	—	A$	276
Kittila	2,026	227,334		€210,285		€103		€(633)		€—		€—		€103		€—		€103
Finland	2,026	227,334		€210,285		€103		€(633)		€—		€—		€103		€—		€103
Pinos Altos	1,707	168,231		$168,231		$99		$746		$—		$—		$99		$—		$99
La India(iii)	—	49,767		$49,767		$—		$(49,767)		$—		$—		$—		$—		$—
Mexico	1,707	217,998		$217,998		$128		$(49,021)		$—		$—		$99		$—		$99

Notes:

(i)

This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2024 is C$8.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)

In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii)

For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “minesite costs per tonne” to adjust for the NTI Payment. The NTI Payment is incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne.

(iv)	For each of the Company’s mines other than Meadowbank and its regions other than Nunavut, “minesite costs per tonne” and “minesite costs per tonne (revised)” are the same.
(v)

La India’s cost calculations per tonne for the year ended December 31, 2024 exclude approximately $49.8 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this news release, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Total cash costs per ounce and Minesite Costs per Tonne – Total cash costs per ounce” for a discussion of regarding the Company’s use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including “all-in sustaining costs per ounce”, to adjust for the NTI Payments, that is, payments made to NTI under the Company’s mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of “total cash costs per ounce”, discussed above in “Total Cash Costs Per Ounce and Minesite Costs Per Tonne – Total Cash Costs per Ounce”. For the reasons outlined above in respect of the change to the composition of “total cash costs per ounce”, the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company”s mines. Where this new composition is used, this news release will indicate by referring to the non-GAAP measure as “all-in sustaining costs per ounce (revised)”.

Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company’s revised composition of AISC per ounce remains consistent with the guidance on AISC per ounce released by the World Gold Council (“WGC”) in 2018, except in respect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as an income tax under IFRS and therefore excluded from the Company’s AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and twelve months ended December 31, 2025 and December 31, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).

	Three Months Ended		Year Ended
	December 31,		December 31,
(United States dollars per ounce, except where noted)	2025	2024	2025	2024
Production costs per the consolidated statements of income (thousands)	$944,443	$746,858	$3,340,684	$3,086,080
Less: Production costs from non-operating minesites	(9,037)	—	(13,107)	—
Adjusted production costs	935,406	746,858	3,327,577	3,086,080
Gold production (ounces)(i)	840,608	847,401	3,447,367	3,485,336
Production costs per ounce	$1,113	$881	$965	$885
Adjustments:
Inventory adjustments(ii)	(15)	26	11	7
In-kind royalty(iii)	61	39	50	34
Realized gains and losses on hedges of production costs	1	13	1	6
Smelting, refining, and marketing charges	8	7	8	8
Total cash costs per ounce (co-product basis)	$1,168	$966	$1,035	$940
Impact of by-product metals	(79)	(43)	(56)	(37)
Total cash costs per ounce (by-product basis)	$1,089	$923	$979	$903
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	350	302	274	258
General and administrative expenses (including stock option expense)	59	73	68	60
Non-cash reclamation provision and sustaining leases(iv)	19	18	18	18
All-in sustaining costs per ounce (by-product basis)	$1,517	$1,316	$1,339	$1,239
Impact of by-product metals	79	43	56	37
All-in sustaining costs per ounce (co-product basis)	$1,596	$1,359	$1,395	$1,276
NTI Payment(v)	(47)	(7)	(26)	(6)
All-in sustaining costs per ounce (revised) (by-product basis)(v)	1,470	1,309	1,313	1,233
All-in sustaining costs per ounce (revised) (co-product basis)(v)	$1,549	$1,352	$1,369	$1,270

Notes:

(i)	Gold production for the three months ended December 31, 2025 excludes 925 ounces of payable production of gold at La India and 70 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching, as well as 7,026 ounces of gold recovered at Hope Bay. Gold production for the year ended December 31, 2025 excludes 4,539 ounces of payable production of gold at La India and 323 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching, as well as 9,468 ounces of gold recovered at Hope Bay.
(ii)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended December 31, 2025 and December 31, 2024 are $3.0 million, $5.8 million, respectively, in association with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold. Included in inventory adjustments for Canadian Malartic for the years ended December 31, 2025 and December 31, 2024 are $9.2 million, $5.8 million, respectively, in association with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold.
(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalty of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production ounces of payable production of gold at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce
(iv)	Sustaining leases are lease payments related to sustaining assets.
(v)	For periods commencing on or after January 1, 2026, the Company has adjusted the composition of “all-in sustaining costs per ounce” on both a by-product and co-product basis to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of all-in sustaining costs per ounce. See discussion above under “All-in Sustaining Cost per Ounce”.

Adjusted net income and adjusted net income per share

Adjusted net income takes the net income as recorded in the consolidated statements of income and adjusts for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self-insurance losses, sale of non-strategic properties, multi-year donations, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the consolidated statements of income to adjusted net income for the three and twelve months ended December 31, 2025, and December 31, 2024.

	Three Months Ended		Year Ended
	December 31,		December 31,
(thousands)	2025	2024	2025	2024
Net income for the period - basic	$1,523,061	$509,255	$4,461,461	$1,895,581
Dilutive impact of cash settling LTIP	2,965	—	—	—
Net income for the period - diluted	$1,526,026	$509,255	$4,461,461	$1,895,581
Foreign currency translation (gain) loss	(7,464)	10,131	(25,654)	9,383
(Gain) loss on derivative financial instruments	(50,079)	107,429	(223,960)	155,819
Environmental remediation	18,905	3,518	43,239	14,719
Net loss on disposal of property, plant and equipment	23,395	11,883	41,219	37,669
Purchase price allocation to inventory(i)	(2,987)	(5,771)	(9,221)	(5,771)
Debt extinguishment costs	—	—	8,245	—
Impairment reversal	(229,000)	—	(229,000)	—
Impairment loss(ii)	—	—	10,554	—
Loss on sale of equity securities	—	—	40,175	—
Other(iii)	—	6,340	2,077	19,555
Income and mining taxes adjustments(iv)	74,710	(10,329)	50,034	(9,183)
Adjusted net income for the period - basic	$1,350,541	$632,456	$4,169,169	$2,117,772
Adjusted net income for the period - diluted	$1,353,506	$632,456	$4,169,169	$2,117,772

Notes:

(i)	As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.
(ii)	Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.
(iii)	Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.
(iv)	Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the consolidated statements of income.

Adjusted EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, gains and losses on the sale of equity securities, self-insurance losses, gains on the sale of non-strategic exploration properties, multi-year health care donations, disposals of supplies inventory at non-operating sites and retroactive payments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the consolidated statements of income to EBITDA and adjusted EBITDA for the three and twelve months ended December 31, 2025, and December 31, 2024.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
(thousands)
Net income for the period	$1,523,061	$509,255	$4,461,461	$1,895,581
Finance costs	17,118	27,473	91,145	126,738
Amortization of property, plant and mine development	421,594	388,217	1,645,297	1,514,076
Income and mining tax expense	794,092	273,256	2,242,450	925,974
EBITDA	2,755,865	1,198,201	8,440,353	4,462,369
Foreign currency translation (gain) loss	(7,464)	10,131	(25,654)	9,383
(Gain) loss on derivative financial instruments	(50,079)	107,429	(223,960)	155,819
Environmental remediation	18,905	3,518	43,239	14,719
Net loss on disposal of property, plant and equipment	23,395	11,883	41,219	37,669
Purchase price allocation to inventory(i)	(2,987)	(5,771)	(9,221)	(5,771)
Impairment reversal	(229,000)	—	(229,000)	—
Impairment loss(ii)	—	—	10,554	—
Loss on sale of equity securities	—	—	40,175	—
Other(iii)	—	6,340	2,077	19,555
Adjusted EBITDA	$2,508,635	$1,331,731	$8,089,782	$4,693,743

Notes:

(i)	As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired.These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.
(ii)	Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.
(iii)	Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following table sets out a reconciliation of cash provided by operating activities per the consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash components of working capital and to cash provided by operating activities before changes in non-cash components of working capital for the three and twelve months ended December 31, 2025, and December 31, 2024.

	Three Months Ended		Year Ended
	December 31,		December 31,
(thousands, except where noted)	2025	2024	2025	2024
Cash provided by operating activities	$2,111,504	$1,131,849	$6,817,113	$3,960,892
Additions to property, plant and mine development	(801,270)	(562,163)	(2,418,200)	(1,817,949)
Free cash flow	1,310,234	569,686	4,398,913	2,142,943
Changes in income taxes	(395,263)	(116,595)	(886,371)	(259,327)
Changes in inventory	(4,452)	42,573	160,744	208,300
Changes in other current assets	26,185	(17,403)	43,969	(1,166)
Changes in accounts payable and accrued liabilities	72,122	49,658	(122,639)	(27,831)
Free cash flow before changes in non-cash components of working capital	$1,008,826	$527,919	$3,594,616	$2,062,919
Additions to property, plant and mine development	801,270	562,163	2,418,200	1,817,949
Cash provided by operating activities before changes in non-cash components of working capital	$1,810,096	$1,090,082	$6,012,816	$3,880,868

Cash provided by operating activities per share - basic	$4.22	$2.26	$13.58	$7.92
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$3.61	$2.17	$11.98	$7.76

Free cash flow per share - basic	$2.62	$1.14	$8.76	$4.29
Free cash flow before changes in non-cash components of working capital per share - basic	$2.01	$1.05	$7.16	$4.13

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company’s underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the consolidated statements of cash flows for the three and twelve months ended December 31, 2025 and December 31, 2024.

	Three Months Ended		Year Ended
	December 31,		December 31,
(thousands)	2025	2024	2025	2024
Sustaining capital expenditures	$288,903	$256,266	$931,198	$890,051
Sustaining capitalized exploration	7,420	3,578	23,755	18,702
Development capital expenditures	412,830	264,442	1,141,754	767,366
Development capitalized exploration	81,192	51,559	294,680	164,841
Total Capital Expenditures	$790,345	$575,845	$2,391,387	$1,840,960
Working capital adjustments	10,925	(13,682)	26,813	(23,011)
Additions to property, plant and mine development per the consolidated statements of cash flows	$801,270	$562,163	$2,418,200	$1,817,949

Net cash (debt)

Net cash (debt) is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash (debt) is useful to help investors determine the Company’s overall cash (debt) position and to evaluate the future debt capacity of the Company. The Company changed the label for this non-GAAP measure from “net debt” to “net cash (debt)” as the Company believes that reporting a positive net cash position is more clear and understandable to readers than a negative net debt position. The Company’s method of calculating this non-GAAP measure has not changed.

The following table sets out a reconciliation of long-term debt per the consolidated balance sheets to net cash (debt) as at December 31, 2025, and December 31, 2024.

	As at	As at
(thousands)	December 31, 2025	December 31, 2024
Current portion of long-term debt per the consolidated balance sheets	$—	$(90,000)
Non-current portion of long-term debt	(196,271)	(1,052,956)
Long-term debt	$(196,271)	$(1,142,956)
Cash and cash equivalents	$2,866,053	$926,431
Net cash (debt)	$2,669,782	$(216,525)

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce, minesite costs per tonne and AISC per ounce. The estimates are based upon the total cash costs per ounce, minesite costs per tonne and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 12, 2026. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “envisions”, “estimate”, “expect”, “forecast”, “future”, “guide”, “objective”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements. Such statements include the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company’s sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the early 2030s; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company’s “fill-the-mill” strategy at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis for the year ended December 31, 2025 (the “MD&A”) and the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2024 (and, when available, the Company’s AIF for the year ended December 31, 2025) filed with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the 2024 AIF (and, when available, the 2025 AIF) and MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding Certain Project Evaluations

The forecast parameters surrounding certain projects, including Detour Lake underground, Upper Beaver, Hope Bay and the “fill-the-mill” strategy at Canadian Malartic (Odyssey Shaft #1, Odyssey Shaft #2, Marban, Wasamac), were based on internal evaluations, which are preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

The basis for the internal evaluations and the qualifications and assumptions made by the qualified persons who undertook the internal evaluations are set out in this news release and the news releases dated June 29, 2024 for Detour Lake underground and dated July 31, 2024 for Upper Beaver. The results of the internal evaluations had no impact on the results of any pre-feasibility or feasibility study. An updated internal evaluation is expected in the second quarter of 2026 for Hope Bay, in the first quarter of 2027 for the ‘fill-the-mill” strategy at Canadian Malartic and in mid-2027 for Detour Lake and Upper Beaver.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The SEC’s disclosure requirements and policies for mining properties now more closely align with current industry and global regulatory practices and standards, including NI 43-101; however Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data

Variances in down-adding and cross-adding are due to rounding

Mineral Reserves as at December 31, 2025
Operation / Project		Proven			Probable			Proven & Probable
	Mining	000		000 Oz	000		000 Oz	000		000 Oz	Recovery
Gold	Method*	Tonnes	g/t	Au	Tonnes	g/t	Au	Tonnes	g/t	Au	%**
LaRonde mine[1]	U/G	2,469	4.65	369	8,158	6.06	1,590	10,627	5.73	1,959	94.4
LaRonde Zone 5[2]	U/G	6,405	2.02	415	6,800	2.17	474	13,205	2.09	889	94.5
LaRonde Total		8,874	2.75	784	14,959	4.29	2,064	23,832	3.72	2,848
Canadian Malartic mine[3]	O/P	36,896	0.50	597	21,697	1.22	852	58,594	0.77	1,449	88.8
Marban deposit[4]	O/P	—	—	—	51,618	0.95	1,577	51,618	0.95	1,577	90.0
Odyssey deposit[5]	U/G	29	2.37	2	4,758	2.12	325	4,787	2.12	327	95.0
East Gouldie[6]	U/G	—	—	—	54,943	3.23	5,699	54,943	3.23	5,699	94.4
Odyssey Mine Total		29	2.37	2	59,701	3.14	6,024	59,730	3.14	6,026
Canadian Malartic Total		36,925	0.50	599	133,016	1.98	8,453	169,941	1.66	9,052
Goldex[7]	U/G	6,255	1.48	298	9,065	1.68	488	15,320	1.60	786	85.9
Akasaba West[8]	O/P	969	0.82	26	2,807	0.96	86	3,777	0.92	112	77.6
Goldex Total		7,225	1.39	324	11,872	1.51	575	19,097	1.46	898
Wasamac	U/G	—	—	—	14,757	2.90	1,377	14,757	2.90	1,377	89.7
Quebec Total		53,023	1.00	1,707	174,603	2.22	12,468	227,626	1.94	14,175
Detour Lake (At or above 0.5 g/t)	O/P	66,690	1.08	2,313	434,448	0.90	12,641	501,138	0.93	14,954	88.4
Detour Lake (Below 0.5 g/t)	O/P	53,681	0.42	722	243,242	0.37	2,899	296,923	0.38	3,621	88.4
Detour Lake Total[9]		120,371	0.78	3,035	677,690	0.71	15,540	798,061	0.72	18,575
Macassa[10]	U/G	612	10.43	205	6,013	8.68	1,678	6,625	8.84	1,883	95.9
Macassa Near Surface[11]	U/G	3	2.11	—	80	3.91	10	84	3.84	10	93.5
AK deposit[12]	U/G	126	4.35	18	1,975	4.54	288	2,101	4.53	306	93.5
Macassa Total		742	9.36	223	8,068	7.62	1,976	8,810	7.77	2,200
Upper Beaver	O/P	—	—	—	3,235	1.82	189	3,235	1.82	189	95.5
Upper Beaver	U/G	—	—	—	19,946	4.02	2,579	19,946	4.02	2,579	95.5
Upper Beaver Total[13]		—	—	—	23,181	3.71	2,768	23,181	3.71	2,768
Hammond Reef[14]	O/P	—	—	—	123,473	0.84	3,323	123,473	0.84	3,323	89.8
Ontario Total		121,113	0.84	3,258	832,412	0.88	23,607	953,524	0.88	26,865
Amaruq	O/P	8,048	1.26	327	7,364	3.17	750	15,412	2.17	1,077	90.5
Amaruq	U/G	81	4.22	11	2,221	5.12	366	2,302	5.09	377	90.5
Meadowbank Total[15]		8,129	1.29	338	9,585	3.62	1,116	17,714	2.55	1,454
Meliadine	O/P	1,142	4.24	156	4,291	3.64	503	5,433	3.77	658	96.0
Meliadine	U/G	2,962	6.32	602	13,680	5.37	2,362	16,642	5.54	2,964	96.0
Meliadine Total[16]		4,104	5.74	757	17,971	4.96	2,864	22,075	5.10	3,622
Hope Bay[17]	U/G	93	6.77	20	16,086	6.53	3,376	16,178	6.53	3,396	87.5
Nunavut Total		12,325	2.82	1,116	43,642	5.24	7,356	55,967	4.71	8,472

Operation / Project		Proven			Probable			Proven & Probable
	Mining	000		000 Oz	000		000 Oz	000		000 Oz	Recovery
Gold	Method*	Tonnes	g/t	Au	Tonnes	g/t	Au	Tonnes	g/t	Au	%**
Fosterville[18]	U/G	887	5.41	154	9,516	4.95	1,516	10,403	4.99	1,670	92.0
Australia Total		887	5.41	154	9,516	4.95	1,516	10,403	4.99	1,670
Kittila[19]	U/G	931	4.66	140	23,818	4.15	3,179	24,749	4.17	3,319	86.0
Europe Total		931	4.66	140	23,818	4.15	3,179	24,749	4.17	3,319
Pinos Altos	O/P	26	0.60	1	1,629	1.00	53	1,656	1.00	53	93.6
Pinos Altos	U/G	633	2.06	42	2,374	2.29	175	3,007	2.24	216	94.2
Pinos Altos Total[20]		659	2.00	42	4,003	1.76	227	4,662	1.80	269
San Nicolás (50%)[21]	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		24,517	0.45	357	32,764	0.56	585	57,281	0.51	941
Total Gold		212,796	0.98	6,731	1,116,755	1.36	48,711	1,329,551	1.30	55,442

Operation / Project		Proven			Probable			Proven & Probable
	Mining	000		000 Oz	000		000 Oz	000		000 Oz	Recovery
Silver	Method*	Tonnes	g/t	Ag	Tonnes	g/t	Ag	Tonnes	g/t	Ag	%**
LaRonde mine	U/G	2,469	10.46	830	8,158	20.75	5,443	10,627	18.36	6,273	78.1
Pinos Altos	O/P	26	8.57	7	1,629	34.82	1,824	1,656	34.40	1,831	44.5
Pinos Altos	U/G	633	45.29	922	2,374	27.30	2,083	3,007	31.09	3,005	50.0
Pinos Altos Total		659	43.81	929	4,003	30.36	3,907	4,662	32.26	4,836
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.6
Total Silver		26,986	23.18	20,116	40,923	21.80	28,682	67,909	22.35	48,798

Operation / Project		Proven			Probable			Proven & Probable
	Mining	000		Tonnes	000		Tonnes	000		Tonnes	Recovery
Copper	Method*	Tonnes	%	Cu	Tonnes	%	Cu	Tonnes	%	Cu	%**
LaRonde mine	U/G	2,469	0.17	4,081	8,158	0.30	24,751	10,627	0.27	28,831	82.8
Akasaba West	O/P	969	0.48	4,640	2,807	0.53	14,810	3,777	0.51	19,451	79.0
Upper Beaver	O/P	—	—	—	3,235	0.14	4,477	3,235	0.14	4,477	79.2
Upper Beaver	U/G	—	—	—	19,946	0.25	50,453	19,946	0.25	50,453	79.2
Upper Beaver Total		—	—	—	23,181	0.24	54,930	23,181	0.24	54,930
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	78.2
Total Copper		27,296	1.13	308,530	62,908	0.61	386,213	90,204	0.77	694,743

Operation / Project		Proven			Probable			Proven & Probable
	Mining	000		Tonnes	000		Tonnes	000		Tonnes	Recovery
Zinc	Method*	Tonnes	%	Zn	Tonnes	%	Zn	Tonnes	%	Zn	%**
LaRonde mine	U/G	2,469	0.36	8,951	8,158	1.09	88,811	10,627	0.92	97,762	70.2
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	80.9
Total Zinc		26,327	1.49	392,263	36,920	1.31	482,926	63,246	1.38	875,190

*	Open Pit (“O/P”), Underground (“U/G”)
**	Represents metallurgical recovery percentage
1	LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$95/t for LP1 (Area 11-3) and not less than C$228/t for LaRonde.
2	LaRonde Zone 5: Gold cut-off grade varies according to stope size and depth, not less than 1.46 g/t.
3	Canadian Malartic: Gold cut-off grade is 0.35 g/t.
4	Marban deposit: Gold cut-off grade is 0.31 g/t.
5	Odyssey deposit: Gold cut-off grade varies according to mining zone and depth, not less than 1.44 g/t.
6	East Gouldie: Gold cut-off grade not less than 1.57 g/t.
7	Goldex: Gold cut-off grade varies according to mining type and depth, not less than 1.00 g/t.
8	Akasaba West: Net smelter value cut-off varies, not less than C$33.28/t.
9	Detour Lake: Gold cut-off grade is 0.27 g/t.
10	Macassa: Gold cut-off grade varies according to mining type, not less than 3.35 g/t for long hole method and 3.78 g/t for cut and fill method.
11	Macassa Near Surface deposit: Gold cut-off grade not less than 2.10 g/t.
12	Amalgamated Kirkland (“AK”) deposit: Gold cut-off grade not less than 2.10 g/t.
13	Upper Beaver: Net smelter value cut-off varies according to mining type, not less than C$118.17/t for underground and C$43.49/t for open pit.
14	Hammond Reef: Gold cut-off grade is 0.41 g/t.

15	Amaruq: Gold cut-off grade varies according to mining type, not less than 0.98 g/t for open pit mineral reserves and 3.05 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.17 g/t).
16	Meliadine: Gold cut-off grade varies according to mining type, not less than 1.50 g/t for open pit mineral reserves and 3.90 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.50 g/t).
17	Hope Bay: Gold cut-off grade not less than 4.00 g/t.
18	Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.00 g/t.
19	Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.63 g/t.
20	Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$25.44/t for open pit mineral reserves and US$85.97/t for the underground mineral reserves.
21	San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of $9.71/t and for high zinc/copper ore of $13.15/t.

Mineral Resources as at December 31, 2025
Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
	Mining	000		000 Oz	000		000	000		000	000		000
Gold	Method	Tonnes	g/t	Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au
LaRonde mine	U/G	—	—	—	6,457	3.59	746	6,457	3.59	746	1,366	6.03	265
LaRonde Zone 5	U/G	—	—	—	24,207	1.93	1,506	24,207	1.93	1,506	11,677	3.00	1,127
LaRonde Total		—	—	—	30,664	2.28	2,251	30,664	2.28	2,251	13,043	3.32	1,392
Canadian Malartic mine	O/P	—	—	—	—	—	—	—	—	—	5,011	0.73	118
Marban deposit	O/P	—	—	—	3,875	0.51	63	3,875	0.51	63	2,956	0.66	63
Marban deposit	U/G	—	—	—	—	—	—	—	—	—	4,544	2.14	313
Marban regional	O/P	—	—	—	14,794	1.22	582	14,794	1.22	582	11,272	1.08	390
Marban regional	U/G	—	—	—	296	3.36	32	296	3.36	32	183	3.37	20
Odyssey deposit	U/G	—	—	—	4,493	1.63	236	4,493	1.63	236	20,176	2.23	1,445
East Malartic	U/G	—	—	—	48,216	1.92	2,976	48,216	1.92	2,976	63,275	1.89	3,835
East Gouldie	U/G	—	—	—	5,048	1.42	230	5,048	1.42	230	94,278	2.43	7,372
Odyssey Mine Total		—	—	—	57,757	1.85	3,442	57,757	1.85	3,442	177,729	2.21	12,652
Canadian Malartic Total		—	—	—	76,723	1.67	4,120	76,723	1.67	4,120	201,694	2.09	13,556
Goldex	U/G	12,360	1.86	739	21,245	1.45	988	33,604	1.60	1,727	17,951	1.46	842
Akasaba West	O/P	—	—	—	130	0.38	2	130	0.38	2	—	—	—
Akasaba West	U/G	—	—	—	—	—	—	—	—	—	966	1.60	50
Goldex Total		12,360	1.86	739	21,374	1.44	989	33,734	1.59	1,728	18,917	1.47	892
Akasaba regional	U/G	—	—	—	—	—	—	—	—	—	3,052	3.24	318
Wasamac	U/G	—	—	—	9,479	2.19	667	9,479	2.19	667	3,911	2.48	312
Quebec Total		12,360	1.86	739	138,241	1.81	8,027	150,601	1.81	8,766	240,618	2.13	16,469
Detour Lake	O/P	35,300	1.16	1,312	587,007	0.66	12,373	622,307	0.68	13,685	51,442	1.38	2,290
Detour Lake	U/G	—	—	—	52,924	2.04	3,472	52,924	2.04	3,472	59,549	2.03	3,878
Detour Lake Zone 58N	U/G	—	—	—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		35,300	1.16	1,312	642,798	0.79	16,379	678,098	0.81	17,691	111,964	1.75	6,304
Macassa	U/G	379	10.30	125	2,818	5.85	530	3,197	6.38	656	5,448	7.00	1,226
Macassa Near Surface	U/G	—	—	—	59	4.02	8	59	4.02	8	309	3.99	40
AK deposit	U/G	—	—	—	212	2.53	17	212	2.53	17	308	3.40	34
Macassa Total		379	10.30	125	3,090	5.59	555	3,469	6.10	681	6,066	6.66	1,299
Aquarius	O/P	—	—	—	12,364	2.15	856	12,364	2.15	856	122	3.59	14
Holt complex	U/G	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	U/G	—	—	—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	O/P	—	—	—	54	0.87	2	54	0.87	2	—	—	—
Upper Beaver	U/G	—	—	—	7,510	2.04	493	7,510	2.04	493	2,953	4.12	391
Upper Beaver Total		—	—	—	7,564	2.03	495	7,564	2.03	495	2,953	4.12	391
Upper Canada	O/P	—	—	—	1,477	1.66	79	1,477	1.66	79	1,408	1.47	66
Upper Canada	U/G	—	—	—	9,546	2.40	738	9,546	2.40	738	22,736	2.93	2,145
Upper Canada Total		—	—	—	11,024	2.30	817	11,024	2.30	817	24,143	2.85	2,211
Hammond Reef	O/P	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—	—	—
Ontario Total		88,548	1.07	3,057	772,946	0.88	21,829	861,494	0.90	24,885	155,212	2.33	11,636
Amaruq	O/P	—	—	—	2,488	3.03	242	2,488	3.03	242	190	2.87	18
Amaruq	U/G	—	—	—	8,887	3.83	1,094	8,887	3.83	1,094	5,750	4.14	765
Meadowbank Total		—	—	—	11,374	3.65	1,336	11,374	3.65	1,336	5,940	4.10	783
Meliadine	O/P	288	2.82	26	5,705	2.72	499	5,994	2.73	525	710	4.22	96
Meliadine	U/G	1,662	3.80	203	12,928	3.65	1,515	14,590	3.66	1,719	14,036	5.28	2,382

Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
	Mining	000		000 Oz	000		000	000		000	000		000
Gold	Method	Tonnes	g/t	Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au
Meliadine Total		1,951	3.66	229	18,634	3.36	2,015	20,584	3.39	2,244	14,746	5.23	2,478
Hope Bay	U/G	—	—	—	14,946	4.61	2,217	14,946	4.61	2,217	16,868	5.98	3,246
Nunavut Total		1,951	3.66	229	44,954	3.85	5,567	46,905	3.84	5,797	37,555	5.39	6,507
Fosterville	U/G	651	4.06	85	10,702	3.76	1,293	11,353	3.77	1,377	13,328	4.19	1,795
Northern Territory	O/P	337	3.72	40	16,203	1.41	732	16,539	1.45	772	13,255	1.75	745
Northern Territory	U/G	—	—	—	4,470	4.75	683	4,470	4.75	683	5,807	4.11	767
Northern Territory Total		337	3.72	40	20,672	2.13	1,415	21,009	2.15	1,455	19,062	2.47	1,512
Australia Total		987	3.94	125	31,374	2.68	2,707	32,362	2.72	2,832	32,391	3.18	3,307
Kittila	O/P	—	—	—	—	—	—	—	—	—	373	3.89	47
Kittila	U/G	4,669	2.87	431	17,874	2.81	1,617	22,544	2.83	2,048	6,209	4.66	930
Kittilä Total		4,669	2.87	431	17,874	2.81	1,617	22,544	2.83	2,048	6,582	4.62	977
Barsele (55%)	O/P	—	—	—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele (55%)	U/G	—	—	—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele (55%) Total[1]		—	—	—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total		4,669	2.87	431	22,210	2.51	1,794	26,879	2.57	2,224	22,393	2.75	1,982
Pinos Altos	O/P	—	—	—	1,530	0.90	44	1,530	0.90	44	154	0.57	3
Pinos Altos	U/G	—	—	—	12,659	2.14	872	12,659	2.14	872	1,378	2.04	90
Pinos Altos Total		—	—	—	14,189	2.01	916	14,189	2.01	916	1,533	1.89	93
La India	O/P	4,478	0.52	74	880	0.53	15	5,358	0.52	89	—	—	—
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	—	—	—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	—	—	—	11,652	0.77	287	11,652	0.77	287	1,284	0.63	26
El Barqueño Gold	O/P	—	—	—	8,431	1.24	335	8,431	1.24	335	9,696	1.12	349
Santa Gertrudis	O/P	—	—	—	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	3.44	1,004
Santa Gertrudis Total		—	—	—	19,267	0.91	563	19,267	0.91	563	18,898	2.36	1,433
Total Mexico		4,739	0.49	75	76,746	1.01	2,496	81,485	0.98	2,571	34,120	1.75	1,915
Total Gold		113,254	1.28	4,656	1,086,470	1.21	42,420	1,199,724	1.22	47,076	522,289	2.49	41,815

Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
	Mining	000		000 Oz	000		000 Oz	000		000 Oz	000		000 Oz
Silver	Method	Tonnes	g/t	Ag	Tonnes	g/t	Ag	Tonnes	g/t	Ag	Tonnes	g/t	Ag
LaRonde mine	U/G	—	—	—	6,457	14.92	3,097	6,457	14.92	3,097	1,366	15.50	680
Pinos Altos	O/P	—	—	—	1,530	20.28	997	1,530	20.28	997	154	13.90	69
Pinos Altos	U/G	—	—	—	12,659	54.77	22,294	12,659	54.77	22,294	1,378	48.42	2,146
Pinos Altos Total		—	—	—	14,189	51.05	23,291	14,189	51.05	23,291	1,533	44.95	2,215
La India	O/P	4,478	2.72	391	880	2.58	73	5,358	2.70	464	—	—	—
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	—	—	—	11,652	100.69	37,722	11,652	100.69	37,722	1,284	76.97	3,176
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,462	121.28	17,399
El Barqueño Gold	O/P	—	—	—	8,431	5.15	1,396	8,431	5.15	1,396	9,696	16.00	4,989
Santa Gertrudis	O/P	—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	23.31	6,803
Santa Gertrudis Total		—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	18,898	12.16	7,389
Total Silver		4,739	2.92	445	63,913	33.58	69,005	68,652	31.47	69,450	39,705	28.66	36,582

Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
	Mining	000		Tonnes	000		Tonnes	000		Tonnes	000		Tonnes
Copper	Method	Tonnes	%	Cu	Tonnes	%	Cu	Tonnes	%	Cu	Tonnes	%	Cu
LaRonde mine	U/G	—	—	—	6,457	0.15	9,387	6,457	0.15	9,387	1,366	0.26	3,526
Akasaba West	O/P	—	—	—	130	0.16	205	130	0.16	205	—	—	—
Akasaba West	U/G	—	—	—	—	—	—	—	—	—	966	0.88	8,451
Akasaba West Total		—	—	—	130	0.16	205	130	0.16	205	966	0.88	8,451
Upper Beaver	O/P	—	—	—	54	0.10	56	54	0.10	56	—	—	—
Upper Beaver	U/G	—	—	—	7,510	0.16	12,063	7,510	0.16	12,063	2,953	0.36	10,649
Upper Beaver Total		—	—	—	7,564	0.16	12,118	7,564	0.16	12,118	2,953	0.36	10,649
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	—	—	—	11,652	0.16	18,768	11,652	0.16	18,768	1,284	0.11	1,377
El Barqueño Gold	O/P	—	—	—	8,431	0.21	17,650	8,431	0.21	17,650	9,696	0.22	21,555
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,462	0.04	1,852
Total Copper		261	1.35	3,526	37,270	0.25	93,617	37,531	0.26	97,143	23,193	0.30	70,555

Operation / Project		Measured			Indicated			Measured & Indicated			Inferred
	Mining	000		Tonnes	000		Tonnes	000		Tonnes	000		Tonnes
Zinc	Method	Tonnes	%	Zn	Tonnes	%	Zn	Tonnes	%	Zn	Tonnes	%	Zn
LaRonde mine	U/G	—	—	—	6,457	0.98	63,087	6,457	0.98	63,087	1,366	0.43	5,856
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	—	—	—	11,652	0.87	101,211	11,652	0.87	101,211	1,284	0.72	9,178
Total Zinc		261	0.39	1,012	21,146	0.88	185,916	21,407	0.87	186,928	5,117	0.59	30,389

1 On January 28, 2026, Agnico Eagle entered into an agreement to sell its 55% interest in the Barsele project to Goldsky Resources Corp., with the closing of the transaction expected on or prior to June 30, 2026 (see AEM news release dated January 28, 2026).

Assumptions used for the December 31, 2025 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation*
Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Zinc ($/lb)
$1,600	$24.00	$3.80	$1.20

*Exceptions: $1,350 per ounce of gold used for Hammond Reef; $1,500 per ounce of gold used for Detour Lake open pit; $1,650 per ounce of gold used for Wasamac and Marban; $2,000 per ounce of gold for Amaruq; $1,450 per ounce of gold and $3.75 per pound of copper used for Upper Beaver; $2,000 per ounce of gold and $27.00 per ounce of silver used for Pinos Altos; and $1,300 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper and $1.10 per pound of zinc used for San Nicolás.

Metal Price for Mineral Resource Estimation*
Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	Zinc ($/lb)
$2,000	$25.00	$4.00	$1.30

*Exceptions: $1,200 per ounce of gold used for Holt complex; $1,300 per ounce of gold used for Detour Lake Zone 58N; $1,500 per ounce of gold used for Northern Territory; $1,533 per ounce of gold used for Barsele; $1,600 per ounce of gold used for Canadian Malartic; $1,650 per ounce of gold used for La India; $1,688 per ounce of gold used for Hammond Reef, Anoki-McBean and Tarachi; $1,750 per ounce of gold used for Upper Beaver, Wasamac and Aquarius; $1,800 per ounce of gold used for Marban; $1,900 per ounce of gold used for Marban Regional and Akasaba Regional; $2,400 per ounce of gold used for Amaruq; $1,688 per ounce of gold and $25.00 per ounce of silver used for Santa Gertrudis; $1,300 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper and $1.10 per pound of zinc used for San Nicolás; $2,400 per ounce of gold and $28.00 per ounce of silver used for Pinos Altos.

Exchange Rates*
C$ per US$1.00	MXN per US$1.00	A$ per US$1.00	€ per US$1.00
C$1.34	MXN18.00	A$1.52	€0.91

*Exceptions: exchange rate of C$1.25 per US$1.00 used for Holt complex and Detour Lake Zone 58N; US$1.15 per €1.00 used for Barsele; C$1.30 per US$1.00 used for Detour Lake open pit, Detour Lake underground, Hammond Reef and Anoki-McBean; and A$1.45 per US$1.00 used for Northern Territory.

The above metal price assumptions are all below the three-year historic averages (from January 1, 2023 to December 31, 2025) of approximately $2,606 per ounce of gold, $30.64 per ounce of silver, $4.32 per pound of copper and $1.26 per pound of zinc.

Mineral reserves reported are not included in mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column or row totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral resources.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company’s economic parameters set the maximum price allowed to be no more than the lesser of the three‐year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company’s material mineral projects as at December 31, 2025, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company’s AIF and 2025 MD&A filed on SEDAR+ and with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company’s material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Quebec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Quebec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Net income - key line items:
Revenue from mine operations:
LaRonde	422,047	207,123	1,303,218	770,314
Canadian Malartic	615,157	399,755	2,078,291	1,492,313
Goldex	141,534	84,042	460,907	321,346
Quebec	1,178,738	690,920	3,842,416	2,583,973
Detour Lake	718,426	442,681	2,360,769	1,582,974
Macassa	243,651	215,365	1,021,752	670,568
Ontario	962,077	658,046	3,382,521	2,253,542
Meliadine	448,623	259,519	1,328,761	890,243
Meadowbank	483,583	305,085	1,700,214	1,178,132
Nunavut	932,206	564,604	3,028,975	2,068,375
Fosterville	131,673	111,723	537,795	545,152
Australia	131,673	111,723	537,795	545,152
Kittila	229,397	127,675	748,635	523,550
Finland	229,397	127,675	748,635	523,550
Pinos Altos	101,323	61,471	323,322	245,997
La India	—	9,261	—	65,164
Mexico	101,323	70,732	323,322	311,161
Corporate and Other	28,559	—	44,187	—
Revenues from mining operations	$3,563,973	$2,223,700	$11,907,851	$8,285,753
Production costs	944,443	746,858	3,340,684	3,086,080
Total operating margin(i)	2,619,530	1,476,842	8,567,167	5,199,673
Amortization of property, plant and mine development	421,594	388,217	1,645,297	1,514,076
Impairment reversal	(229,000)	—	(229,000)	—
Exploration, corporate and other	109,783	306,114	446,959	864,042
Income before income and mining taxes	2,317,153	782,511	6,703,911	2,821,555
Income and mining taxes expense	794,092	273,256	2,242,450	925,974
Net income for the period	$1,523,061	$509,255	$4,461,461	$1,895,581
Net income per share — basic	$3.04	$1.02	$8.89	$3.79
Net income per share — diluted	$3.04	$1.01	$8.86	$3.78

Cash flows:
Cash provided by operating activities	$2,111,504	$1,131,849	$6,817,113	$3,960,892
Cash used in investing activities	$(1,049,355)	$(631,557)	$(2,598,295)	$(2,007,114)
Cash used in provided by financing activities	$(552,902)	$(542,518)	$(2,287,143)	$(1,356,331)

Realized prices:
Gold (per ounce)	$4,163	$2,660	$3,454	$2,384
Silver (per ounce)	$60.65	$30.31	$43.80	$28.85

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde	80,290	90,447	344,555	306,750
Canadian Malartic	153,433	146,485	642,612	655,654
Goldex	32,992	32,341	125,501	130,813
Quebec	266,715	269,273	1,112,668	1,093,217
Detour Lake	195,026	179,061	692,675	671,950
Macassa	60,505	76,336	312,729	279,384
Ontario	255,531	255,397	1,005,404	951,334
Meliadine	93,735	94,648	376,346	378,886
Meadowbank	115,101	117,024	493,314	504,719
Nunavut	208,836	211,672	869,660	883,605
Fosterville	32,367	37,139	160,522	225,203
Australia	32,367	37,139	160,522	225,203
Kittila	54,964	51,893	217,379	218,860
Finland	54,964	51,893	217,379	218,860
Pinos Altos	22,195	18,583	81,734	88,433
Creston Mascota	—	54	—	104
La India	—	3,390	—	24,580
Mexico	22,195	22,027	81,734	113,117
Total gold (ounces):	840,608	847,401	3,447,367	3,485,336

Silver (thousands of ounces)	658	640	2,501	2,485
Zinc (tonnes)	2,395	1,860	8,446	6,339
Copper (tonnes)	1,380	1,278	5,393	3,951

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Payable metal sold(iii):
Gold (ounces):
LaRonde	93,892	74,172	350,533	304,694
Canadian Malartic	146,832	148,753	599,553	624,646
Goldex	31,961	29,501	124,300	129,397
Quebec	272,685	252,426	1,074,386	1,058,737
Detour Lake	173,144	166,057	682,666	663,272
Macassa	58,445	80,624	299,920	278,464
Ontario	231,589	246,681	982,586	941,736
Meliadine	107,353	97,898	381,550	374,776
Meadowbank	116,205	114,497	495,753	492,620
Nunavut	223,558	212,395	877,303	867,396
Fosterville	31,229	41,900	157,029	229,147
Australia	31,229	41,900	157,029	229,147
Kittila	55,060	48,100	217,060	219,548
Finland	55,060	48,100	217,060	219,548
Pinos Altos	20,604	19,900	80,177	89,410
La India	—	3,500	—	28,120
Mexico	20,604	23,400	80,177	117,530
Corporate and Other	7,831	—	12,378	—
Total gold (ounces):	842,556	824,902	3,400,919	3,434,094

Silver (thousands of ounces)	622	669	2,376	2,483
Zinc (tonnes)	2,619	1,407	8,799	6,209
Copper (tonnes)	1,339	1,271	5,337	3,952

Notes:

(i)	Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Operating Margin for more information on the Company’s calculation and use of operating margin.
(ii)	Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended December 31, 2025, it excludes 925 ounces of payable gold ounces at La India and 70 ounces of payable gold ounces at Creston Mascota as well as 7,026 ounces of gold recovered at Hope Bay. For the year ended December 31, 2025, it excludes 4,539 payable gold ounces produced at La India and 323 payable gold ounces produced at Creston Mascota as well as 9,468 ounces of gold recovered at Hope Bay.
(iii)	Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the year ended December 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

	As at	As at
	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,866,053	$926,431
Inventories	1,698,830	1,510,716
Income taxes recoverable	9,435	26,432
Fair value of derivative financial instruments	34,428	1,348
Other current assets	385,196	340,354
Total current assets	4,993,942	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	22,850,540	21,466,499
Investments	1,508,252	612,889
Deferred income and mining tax asset	17,821	29,198
Other assets	943,064	915,479
Total assets	$34,471,291	$29,987,018

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,033,444	$823,412
Share based liabilities	31,722	27,290
Income taxes payable	1,226,347	372,197
Current portion of long-term debt	—	90,000
Reclamation provision	144,537	58,579
Lease obligations	30,480	40,305
Fair value of derivative financial instruments	5,676	100,182
Total current liabilities	2,472,206	1,511,965
Non-current liabilities:
Long-term debt	196,271	1,052,956
Reclamation provision	1,318,476	1,026,628
Lease obligations	94,719	98,921
Share based liabilities	23,921	12,505
Deferred income and mining tax liabilities	5,373,013	5,162,249
Other liabilities	250,221	288,894
Total liabilities	9,728,827	9,154,118

EQUITY
Common shares:
Outstanding - 500,768,400 common shares issued, less 721,800 shares held in trust	18,699,862	18,675,660
Stock options	166,775	172,145
Retained earnings	5,463,906	2,026,242
Other reserves	411,921	(41,147)
Total equity	24,742,464	20,832,900
Total liabilities and equity	$34,471,291	$29,987,018

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
REVENUES
Revenues from mining operations	$3,563,973	$2,223,700	$11,907,851	$8,285,753

COSTS, INCOME AND EXPENSES
Production(i)	944,443	746,858	3,340,684	3,086,080
Exploration and corporate development	53,149	52,822	206,684	219,610
Amortization of property, plant and mine development	421,594	388,217	1,645,297	1,514,076
General and administrative	49,587	62,014	235,947	207,450
Finance costs	17,118	27,473	91,145	126,738
(Gain) loss on derivative financial instruments	(50,079)	107,429	(223,960)	155,819
Impairment reversal	(229,000)	—	(229,000)	—
Foreign currency translation (gain) loss	(7,464)	10,131	(25,654)	9,383
Care and maintenance	22,353	25,496	69,802	60,574
Other income and expenses	25,119	20,749	92,995	84,468
Income before income and mining taxes	2,317,153	782,511	6,703,911	2,821,555
Income and mining taxes expense	794,092	273,256	2,242,450	925,974
Net income for the period	$1,523,061	$509,255	$4,461,461	$1,895,581

Net income per share - basic	$3.04	$1.02	$8.89	$3.79
Net income per share - diluted	$3.04	$1.01	$8.86	$3.78
Adjusted net income per share - basic(ii)	$2.70	$1.26	$8.31	$4.24
Adjusted net income per share - diluted(ii)	$2.69	$1.26	$8.28	$4.23

Weighted average number of common shares outstanding (in thousands):
Basic	500,803	501,585	501,993	499,904
Diluted	502,732	502,880	503,434	500,861

Notes:

(i)	Exclusive of amortization, which is shown separately.
(ii)	Adjusted net income per share is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income for the period	$1,523,061	$509,255	$4,461,461	$1,895,581
Add (deduct) adjusting items:
Amortization of property, plant and mine development	421,594	388,217	1,645,297	1,514,076
Deferred income and mining taxes	87,817	61,057	162,158	213,845
Unrealized (gain) loss on currency and commodity derivatives	(28,130)	104,033	(127,585)	142,396
Unrealized gain on warrants	(24,159)	(16,480)	(111,203)	(20,383)
Stock-based compensation	10,850	18,447	97,545	77,404
Impairment reversal	(229,000)	—	(229,000)	—
Foreign currency translation (gain) loss	(7,464)	10,131	(25,654)	9,383
Other	55,527	15,422	139,797	48,566
Changes in non-cash working capital balances:
Income taxes	395,263	116,595	886,371	259,327
Inventories	4,452	(42,573)	(160,744)	(208,300)
Other current assets	(26,185)	17,403	(43,969)	1,166
Accounts payable and accrued liabilities	(72,122)	(49,658)	122,639	27,831
Cash provided by operating activities	2,111,504	1,131,849	6,817,113	3,960,892

INVESTING ACTIVITIES
Additions to property, plant and mine development	(801,270)	(562,163)	(2,418,200)	(1,817,949)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	(121,960)	—
Contributions for acquisition of mineral assets	(6,572)	(5,000)	(14,972)	(16,296)
Purchase of equity securities and other investments	(248,991)	(68,377)	(447,494)	(183,021)
Proceeds on sale of equity securities and other investments	—	—	402,720	—
Other investing activities	7,478	3,983	1,611	10,152
Cash used in investing activities	(1,049,355)	(631,557)	(2,598,295)	(2,007,114)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	—	600,000
Repayment of Credit Facility	—	—	—	(600,000)
Repayment of Term Loan Facility	—	(325,000)	—	(600,000)
Repayment of Senior Notes	—	—	(950,000)	(100,000)
Debt financing and extinguishment costs	—	—	(8,245)	(3,544)
Repayment of lease obligations	(9,073)	(9,177)	(36,043)	(47,319)
Dividends paid	(185,382)	(173,826)	(728,077)	(671,655)
Repurchase of common shares	(373,047)	(63,236)	(682,890)	(169,357)
Proceeds on exercise of stock options	3,492	19,797	75,749	198,532
Common shares issued	11,108	8,924	42,363	37,012
Cash used in financing activities	(552,902)	(542,518)	(2,287,143)	(1,356,331)
Effect of exchange rate changes on cash and cash equivalents	2,047	(8,558)	7,947	(9,664)
Net increase (decrease) in cash and cash equivalents during the period	511,294	(50,784)	1,939,622	587,783
Cash and cash equivalents, beginning of period	2,354,759	977,215	926,431	338,648
Cash and cash equivalents, end of period	$2,866,053	$926,431	$2,866,053	$926,431

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$662	$26,919	$46,875	$103,692
Income and mining taxes paid	$300,219	$96,473	$1,177,927	$474,028